As filed with the Securities and Exchange Commission on July 17, 2008
Registration No. 333-129321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post- Effective Amendment No. 4 To Form SB-2 on
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

GOLD RESOURCE CORPORATION
(Name of small business issuer in its charter)

Colorado	1041	84-1473173
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

222 Milwaukee Street, Suite 301, Denver, Colorado 80206
(303) 320-7708
(Address and telephone number of principal executive offices)

222 Milwaukee Street, Suite 301, Denver, Colorado 80206
(Address of principal place of business or intended place of business)

William W. Reid, President
Gold Resource Corporation
222 Milwaukee Street, Denver, Colorado 80206
(303) 320-7708
(Name, address and telephone number of agent for service)

With a copy to:
David J. Babiarz, Esq.
Jessica M. Browne, Esq.
Dufford & Brown, P.C.
1700 Broadway, Suite 2100
Denver, Colorado 80290-2101
(303) 861-8013

Approximate date of commencement of proposed sale to public: As soon as practical after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer ☐

Non-accelerated filer	☐	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

          The registrant hereby files this fourth post-effective amendment to its registration statement on Form SB-2 (File No. 333-129321) as originally filed with the Securities and Exchange Commission on October 28, 2005. The amendment is filed to include information required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”). As a result of the elimination of the SB form types and due to the fact the registrant is not eligible to file on Form S-3, the registrant believes that it is required to file on Form S-1.

          The registrant previously paid a registration fee of $1,929.19 in connection with the filing of the initial registration statement.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 17, 2008

PROSPECTUS
GOLD RESOURCE CORPORATION

7,293,407 Shares
of Common Stock
Offered by
Selling Shareholders

          Certain of our shareholders identified in the section of this prospectus titled “SELLING SHAREHOLDERS” may offer and sell from time to time up to 7,293,407 shares of our common stock owned by those shareholders, their transferees, pledges, donees or successors in interest. The shares may be offered at prices prevailing in the market or at privately negotiated prices. We will not receive the proceeds from the sale of those shares. The selling shareholders may sell these securities to or through one or more underwriters, broker-dealers or agents, or directly to purchasers on a continuous or delayed basis. The names of any underwriters or agents will be included in a post-effective amendment to the registration statement of which this prospectus is a part, as required. See “PLAN OF DISTRIBUTION” on page 36 for additional information.

          Our common stock currently trades over the counter and is quoted on the OTC Bulletin Board (“OTCBB”) under the symbol “GORO.” On July 16, 2008, the closing price of our common stock was $4.82.

Investing in our common stock involves risks that are described in the “RISK FACTORS” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________________, 2008

Additional Information

          This prospectus contains descriptions of certain contracts, agreements or other documents affecting our business. These descriptions are not necessarily complete. For the complete text of these documents, you can refer to the exhibits filed with the registration statement of which this prospectus is a part. (See “WHERE YOU CAN FIND MORE INFORMATION”).

          You should rely only on the information contained in this prospectus, or to which we have referred you. We have not authorized anyone to provide you with information other than as contained or referred to in this prospectus. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Special Note Regarding Forward-Looking Statements

Please see the note under “RISK FACTORS”for a description of special factors potentially affecting forward-looking statements included in this prospectus

SUMMARY

          The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider before investing in our stock. You should read the entire prospectus carefully, including the sections entitled “RISK FACTORS” and “FINANCIAL STATEMENTS.”

          As used in this prospectus, unless the context requires otherwise, the terms “Gold Resource,” “we,” “our” or “us” refer to Gold Resource Corporation and where the context requires, our consolidated subsidiaries.

Our Company

          We are an exploration stage company organized in Colorado on August 24, 1998 to search for gold and silver. We currently have an interest in four properties located in the southern state of Oaxaca, Mexico. Our four properties are called the El Aguila property, the Las Margaritas property, the El Rey property and the Solaga property. Our exploration efforts and development activities to date are primarily focused on the El Aguila property and El Rey property. We have yet to commence exploration activity on the Las Margaritas property or the Solaga property.

          We leased an interest in several mineral claims in 2002. We own a 100% interest in the approximately 1,896 hectares (4,685 acres)1 which comprise the El Aguila property and Las Margaritas property. At the El Aguila property, we have drilled approximately 340 holes totaling 40,769 meters (133,722 feet) in one section of the property and have encountered gold and silver mineralized material. We are continuing our exploration efforts on this property as well as moving forward to develop this property for mineral production, which we refer to as the “El Aguila Project.”

          In 2005, we obtained some additional mineral claims in the State of Oaxaca by filing mineral concessions with the Mexican government for the El Rey property. During 2007 and the first half of 2008, we drilled 37 holes totaling 4,222 meters (13,848 feet) on this property.

          In February 2007, we leased a 100% interest in a property we refer to as the Solaga property. We have conducted no exploration of this property to date.

          Our operations in Mexico are conducted through our wholly-owned Mexican subsidiaries, Don David Gold, S.A. de C.V. and Golden Trump S. A. de C.V. All references to us or our company in this prospectus include our subsidiaries.

          Our principal executive offices are located at 222 Milwaukee Street, Suite 301, Denver, Colorado 80206, and our telephone number is (303) 320-7708. We maintain a website at www.goldresourcecorp.com and through a link on our website you can view the periodic filings that we make with the SEC. The information contained on our website is not a part of this prospectus.

1 Please see the Glossary appearing at the end of the section titled “BUSINESS AND PROPERTIES” for a description of certain terms used in this prospectus, including conversion of metric units.

Recent Events

          Based on the results of our exploration program to date at the El Aguila property, we have decided to move forward with our plans to develop the El Aguila property (the “El Aguila Project”) for production and hope to begin commercial production by the end of 2008, subject to obtaining all required permits and regulatory approvals, necessary funding and equipment delivery schedules. We have reached agreements with the local agrarian cooperatives regarding surface use of the El Aguila property which is a necessary step in order to obtain federal mining permits. We have started purchasing equipment in connection with construction at the site. In January 2008, we received our first federal permit from the Mexican government to construct a road at the site and construction on the road is in progress. We recently received our permit to construct the mill and anticipate commencing construction in the near future. We have applied for and are awaiting approval of additional permits necessary to begin constructing the mine and for the tailings. While we believe these are promising developments which strengthen the likelihood we will be able to begin production at the El Aguila Project, there can be no assurance we will be successful in this endeavor.

          On December 5, 2007, we completed a private placement of 5,558,500 shares of our common stock for $4.00 per share, from which we received $22,234,000 aggregate gross proceeds. On December 7, 2006, we completed a private placement of 4,322,000 shares of our common stock for $1.20 per share for gross proceeds of $5,186,400. We expect to use a significant amount of the proceeds from the private placements to fund the development of the El Aguila Project. See “MANAGEMENT’S DISCUSSION AND ANALYSIS” for additional information regarding these offerings.

The Offering

Common Stock outstanding before the Offering	34,346,952 shares(1)(2)(3)

Common Stock outstanding after the Offering	34,346,952 shares(1)(2)(3)

Common Stock offered by the Selling Shareholders	7,293,407

Use of Proceeds	We will not receive any proceeds from the sale of common stock by the selling shareholders.

Stock Symbol	“GORO” on the OTCBB

(1)	Adjusted to reflect a two for one stock split effective February 21, 2005. All references in this prospectus have been adjusted to reflect the results of that split.

(2)	Excludes 3,550,000 shares of common stock underlying options which are presently exercisable.

(3)	Includes shares to be offered by the selling shareholders.

Risk Factors

          An investment in our common stock is subject to a number of risks. Risk factors relating to our company include a history of operating losses, lack of proven or probable reserves, location of our properties in a foreign country and dependence on key personnel. Risk factors relating to our common stock include our limited trading market, lack of dividends and volatility of our stock price. See “RISK FACTORS” for a full discussion of these and other risks.

Summary Financial Data

          The following tables present certain selected historical consolidated financial data about our company. Historical consolidated financial information as of and for the years ended December 31, 2007 and 2006 has been derived from our consolidated financial statements, which have been audited by Stark Winter Schenkein & Co., LLP, our independent registered public accounting firm. The financial information for the quarters ended March 31, 2008 and 2007 is unaudited. All amounts included in these tables and elsewhere in this prospectus are stated in United States dollars. You should read the data set forth below in conjunction with the section entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION,” our financial statements and related notes included elsewhere in this prospectus.

	Balance Sheet Data

	March 31, 2008	December 31, 2007

	(unaudited)
Cash and Cash Equivalents	$17,599,932	$22,007,216
Total Assets	19,342,895	22,557,576
Current Liabilities	350,360	768,452
Total Liabilities	350,360	768,452
Shareholders’ Equity	18,992,535	21,789,124

	Operating Data

	Three months ended March 31,		Year ended December 31,

	2008	2007	2007	2006

	(unaudited)
Other Income	$164,400	$65,063	$242,513	$57,089
General and Administrative Expenses	402,674	416,897	1,809,154	1,470,061
Stock Compensation	1,913,150	72,840	730,450	626,900
Property Acquisition Related Costs	—	10,000	20,581	100,000
Exploration Costs	915,637	714,106	5,711,190	528,851
Net Comprehensive (Loss)	(4,759,739)	(1,158,626)	(8,166,281)	(2,667,218)
Net (Loss) per Share	$(0.14)	$(0.04)	$(0.28)	$(0.13)

RISK FACTORS

Investment in our common stock involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth below. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. If we are unable to prevent events that have a negative effect from occurring, then our business may suffer.

Risks Relating to Our Company

          Since we are a new business with no operating history, investors have no basis to evaluate our ability to operate profitably. We were organized in 1998 but have had no revenue from operations since our inception. Our activities to date have been limited to organizational efforts, raising financing, acquiring mining properties, conducting limited exploration and preparation for beginning production at the El Aguila Project. We have never produced gold or other metals and have received no revenue from operations to date. We face all of the risks commonly encountered by other new businesses, including the lack of an established operating history, need for additional capital and personnel, and intense competition. There is no assurance that our business plan will be successful. In particular, there can be no assurance that commercial production at our El Aguila Project will be achieved in the time frames estimated, at the rates and costs estimated, if at all.

          We have no proven or probable reserves, and the probability of an individual prospect having reserves is extremely remote. Therefore, in all likelihood, our properties do not contain any reserves, and any funds spent by us on exploration or development could be lost. We have not established the presence of any proven or probable mineral reserves, as defined by the SEC, at any of our properties. The SEC has defined a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Any mineralized material discovered by us should not be considered proven or probable reserves.

          In order to demonstrate the existence of proven or probable reserves, it will first be necessary for us to continue exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and then obtain a positive feasibility study. Exploration is inherently risky, with few properties ultimately proving economically successful. We do not intend to pursue additional exploration for the purpose of establishing proven or probable reserves.

          Establishing reserves requires a feasibility study demonstrating with reasonable certainty that the deposit can be economically extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties, nor do we intend to perform such feasibility study at this time.

          Since we have no proven or probable reserves, our investment in mineral properties is not reported as an asset in our financial statements which may have a negative impact on the price of our stock. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America and intend to report substantially all exploration and construction expenditures as expenses until we are able to establish proven or probable reserves. If we are able to establish proven or probable reserves, we would report development expenditures as an asset subject to future amortization using the units-of-production method. Since it is uncertain when, if ever, we will establish proven or probable reserves, it is uncertain whether we will ever report these expenditures as an asset. Accordingly, our financial statements report fewer assets and greater expenses than would be the case if we had proven or probable reserves, which could have a negative impact on our stock price.

          We are dependent upon receipt of additional working capital to fund our business plan. We may require additional capital for exploration of one or more of our existing properties, or acquisition of additional properties. Subject to obtaining all required permits and regulatory approvals, we may require additional capital in addition to the funds recently raised in our private placement to fund the construction of the El Aguila Project. This work is anticipated to entail construction of a mill as well as other improvements to the property and we will be required to hire additional staff. In addition, we will require additional working capital to continue to fund operations pending sale of any gold or other metals.

          If we are unable to achieve gold and silver production levels anticipated from our El Aguila Project, our financial condition and results of operation will be adversely affected. We anticipate proceeding with the construction of the El Aguila Project based on estimates of mineralized material identified in our drilling program and estimates of gold and silver recovery based on testwork developed during our scoping study. However, sales of gold and silver, if any, that we realize from future mining activity will be less than anticipated if the mined material does not contain the concentration of gold and silver predicted by our geological exploration and if the recoveries are less than predicted in our testwork. This risk may be increased since we have not sought or obtained a feasibility study or reserve report with regard to any of our properties. If sales of gold and silver are less than anticipated, we may not be able to recover our investment in our property and our operations may be adversely affected. There is no assurance that mineral recoveries in small scale laboratory tests will be duplicated in actual mining conditions.

          Should we successfully commence mining operations at our El Aguila Project, our ability to remain profitable long-term will depend on our ability to identify, explore, and develop additional properties. Gold and silver properties are wasting assets. They eventually become depleted or uneconomical to continue mining. The acquisition of gold and silver properties and their exploration and development are subject to intense competition. Companies with greater financial resources, larger staff, more experience and more equipment for exploration and development may be in a better position than us to compete for such mineral properties. If we are unable to find, develop, and economically mine new properties, we most likely will not be able to be profitable on a long term basis.

          The construction of our proposed mine and mill will be subject to all of the risks inherent in construction. These risks include potential delays, cost overruns, shortages of material or labor, construction defects, and injuries to persons and property. We have retained Lyntek, Inc. of Denver, Colorado as a consultant to act as our general contractor for construction of the mill. We expect that Lyntek will engage a combination of American and Mexican subcontractors and material suppliers in connection with the project. While we anticipate taking all measures which we deem reasonable and prudent in connection with construction of the mill, there is no assurance that the risks described above will not cause delays or cost overruns in connection with such construction. Any delay would postpone our anticipated receipt of revenue and adversely affect our operations. Cost overruns would likely require that we obtain additional capital in order to commence production. Any of these occurrences may adversely affect our ability to generate revenues and the price of our stock.

          Our operations are subject to permitting requirements which could require us to delay, suspend or terminate our operations. Our operations, including our ongoing exploration drilling program and proposed production plan at the El Aguila Project, require permits from the Mexican government. We may be unable to obtain these permits in a timely manner, on reasonable terms, or at all. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving these permits, our timetable and business plan for exploration of our property or commercial production will be adversely affected.

          Our properties are located in Mexico and are subject to changes in political conditions and regulations in that country. Our existing properties are located in Mexico. In the past, Mexico has been subject to political and social instability, changes and uncertainties which may cause changes to existing government regulations affecting mineral exploration and mining activities. Civil or political unrest could disrupt our operations at any time. Our mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing governmental regulations relating to the mining industry or shifts in political conditions that increase the costs related to our activities or maintaining our properties. Finally, Mexico’s status as a developing country may make it more difficult for us to obtain required financing for our project.

          Our business operations may be adversely affected by social and political unrest in Oaxaca. The property which we are currently exploring for mineralization is located in the State of Oaxaca, Mexico. Oaxaca City, the capital of the State of Oaxaca, experienced a period of social and political unrest in 2006. Certain civilian groups seeking political reform staged protests and demonstrations in various locations in Oaxaca City, including schools, government offices and major roadways. Although our property is roughly a 90 minute drive from Oaxaca City and the civil disturbances appear to have dissipated, these events may still negatively impact our business operations if Oaxaca experiences another such event. Our exploration program may be interrupted if we are unable to hire qualified personnel or if we are denied access to the site where our property is located. We may also be required to make additional expenditures to provide increased security in order to protect property or personnel located at our exploration site. Significant delays in exploration or increases in expenditures will likely have a material adverse affect on our financial condition and results of operations.

          Our ability to continue exploration and extract any minerals that we discover is subject to payment of concession fees and if we fail to make these payments, we may lose our interest in the properties. Mining concessions in Mexico are subject to payment of concession fees to the federal government or lease payments to the owner of the concessions. The payments are based on the size of the property we are exploring. Our failure or inability to pay the concession fees to the government may cause us to lose our interest in one or more of our properties.

          Our primary exploration target is subject to a lease in favor of a third party which provides for royalties on production. We lease our El Aguila property from a third party. Our lease for the El Aguila property is subject to a net smelter return royalty of 4% where production is sold in the form of gold/silver dorè and 5% where production is sold in concentrate form. The requirement to pay royalties to the owner of the concessions at our El Aguila property will reduce our profitability, if any, if we commence commercial production of gold or other precious metals.

          Our ability to develop our property is subject to the rights of the Ejido (local inhabitants) to surface use for agricultural purposes. Our ability to mine minerals is subject to making satisfactory arrangements with the Ejido for access and surface disturbances. Ejidos are groups of local inhabitants who were granted rights to conduct agricultural activities on the property. We must negotiate and maintain a satisfactory arrangement with these inhabitants in order to disturb or discontinue their rights to farm. While we have successfully negotiated and signed such agreements to enable us to begin construction at the El Aguila Project, our inability to maintain these agreements could impair or impede our ability to successfully mine the properties.

          The volatility of the price of gold could adversely affect our future operations and, if warranted, our ability to develop our properties. The commercial feasibility of our properties and our ability to raise funding to conduct continued exploration and development if warranted, is dependent on the price of gold and other precious metals. The price of gold may also have a significant influence on the market price of our common stock and the value of our properties. Our decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the price of gold may prevent our property from being economically mined or result in the writeoff of assets whose value is impaired as a result of lower gold prices. The price of gold is affected by numerous factors beyond our control, including inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, the sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world. During the last five years, the average annual market price of gold has fluctuated between $364 per ounce and $696 per ounce, as shown in the table below. Although it is possible for us to protect some price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk, which no amount of planning or technical expertise can eliminate.

2003	2004	2005	2006	2007

$ 364	$ 406	$ 445	$ 604	$ 696

          Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete. Competition in the mining industry for desirable properties, investment capital and personnel is intense. Numerous companies headquartered in the United States, Canada and elsewhere throughout the world compete for properties on a global basis. We are an insignificant participant in the gold mining industry due to our limited financial and personnel resources. We may be unable to attract the necessary investment capital or personnel to fully explore and if warranted, develop our properties and be unable to acquire other desirable properties.

          An adequate supply of water may not be available to undertake mining and production at our property. Water rights are owned by the Mexican nation and are administered by a Mexican government agency. This agency has granted water concessions to private parties throughout the area defined as the Oaxaca Hydrologic Basin, however there is no assurance that we will be granted such concessions. We have purchased water rights which we believe will be sufficient for our anticipated production needs. However, we have no assurance these water rights will continue to produce enough water for our activities. Accordingly, we may not have access to the amount of water needed to operate a mine at the property.

          Since most of our expenses are paid in Mexican pesos, and we anticipate selling any production from our properties in United States dollars, we are subject to adverse changes in currency values that will be difficult to prevent. Our operations in the future could be affected by changes in the value of the Mexican peso against the United States dollar. At the present time, since we have no production, we have no plans or policies to utilize forward sales contracts or currency options to minimize this exposure. If and when these measures are implemented, there is no assurance they will be cost effective or be able to fully offset the effect of any currency fluctuations.

          Our activities in Mexico are subject to significant environmental regulations, which could raise the cost of doing business. Mining operations are subject to environmental regulation by SEMARNAT, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifiestacion de Impacto Ambiental, be prepared by a third party contractor for submission to SEMARNAT. Studies required to support this impact statement include a detailed analysis of many subject areas, including soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. We may also be required to submit proof of local community support for a project to obtain final approval. Significant environmental legislation exists in Mexico, including fines and penalties for spills, release of emissions into the air, seepage and other environmental damage.

          The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses. Exploration for and the production of minerals is highly speculative and involves greater risk than many other businesses. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and development of mineral properties, such as, but not limited to:

•	encountering unusual or unexpected formations;

•	environmental pollution;

•	personal injury, flooding and landslides;

•	variations in grades of ore;

•	labor disputes; and

•	decrease in the value of mineralized material due to lower gold and silver prices.

          We currently have no insurance to guard against any of these risks. All of these factors may result in losses in relation to amounts spent which are not recoverable.

          We depend upon a limited number of personnel and the loss of any of these individuals could adversely affect our business. If any of our current employees, our principal consultant in Mexico or our principal financial consultant were to die, become disabled or leave the company, we would be forced to identify and retain individuals to replace them. Messrs. William, David and Jason Reid are our only full-time employees at this time. Jose Perez Reynoso is our consultant in Mexico who oversees our properties and operations. Frank L. Jennings is a financial consultant who provides services to us as chief financial officer. There is no assurance that we can find suitable individuals to replace them or to add to our employee base if that becomes necessary. We are entirely dependent on these individuals as our only personnel at this time. We have no life insurance on any individual at this time, and we may be unable to hire a suitable replacement for them on favorable terms, should that become necessary.

          In addition to our full-time employees and our manager in Mexico, we also engage approximately 20 people in Mexico through an outsourcing agency. We believe these individuals make important contributions to our company and there is no assurance we could replace them with equally as competent personnel.

          In the event of a dispute regarding title to our property or any facet of our operations, it will likely be necessary for us to resolve the dispute in Mexico, where we would be faced with unfamiliar laws and procedures. The resolution of disputes in foreign countries can be costly and time consuming, similar to the situation in the United States. However, in a foreign country, we face the additional burden of understanding unfamiliar laws and procedures. We may not be entitled to a jury trial, as we might be in the United States. Further, to litigate in any foreign country, we would be faced with the necessity of hiring lawyers and other professionals who are familiar with the foreign laws. For these reasons, we may incur unforeseen losses if we are forced to resolve a dispute in Mexico or any other foreign country.

          While we presently believe that we have adequate internal controls over financial reporting, we will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 annually and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have a material adverse effect on the price of our common stock. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by our management on internal controls for the fiscal year ended December 31, 2007. Such a report contains, among other matters, our assessment of the effectiveness of our internal controls over financial reporting, including a statement as to whether or not our internal controls are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by our management. While we believe our internal controls over financial reporting are effective as of the date of this prospectus, there is no assurance that we can retain that control in the future, as our business expands. In addition, our evaluation of the effectiveness of our internal controls will be subject to audit by our independent registered accountants in the future and there is no assurance that they will agree with our assessment. If we are unable to maintain the effectiveness of our controls, or if our accountants do not agree with our assessment in the future, investors could lose confidence in our financial reports and our stock price may decline.

          The laws of the State of Colorado and our Articles of Incorporation may protect our directors from certain types of lawsuits. The laws of the State of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the company. Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Risks Related to Our Common Stock

          The sale of a substantial number of shares of our common stock may cause the price of our common stock to decline. Virtually all of our presently issued and outstanding common stock is registered with the SEC for resale by our shareholders. It is likely that market sales of large amounts of common stock (or the potential for those sales even if they do not actually occur) may cause the market price of our common stock to decline, which may make it difficult to sell our common stock in the future at a time and price which we deem reasonable or appropriate and may also cause you to lose all or a part of your investment.

          Since there is presently a limited trading market for our common stock, purchasers of our common stock may have difficulty selling their shares, should they desire to do so. Due to a number of factors, including the lack of listing of our common stock on a national securities exchange, the trading volume in our common stock is limited. Our trading volume on the OTC Bulletin Board over the past three months has averaged approximately 140,000 shares per day. As a result, the sale of a significant amount of common stock by the selling shareholders may depress the price of our common stock and you may lose all or a portion of your investment.

               The exercise of outstanding options and future issuances of our common stock will dilute current shareholders and may reduce the market price of our common stock. As of the date of this prospectus, we had outstanding options to purchase a total of 3,550,000 shares of our common stock, which if completely exercised, would dilute existing shareholders’ ownership by approximately 10%. Many of the outstanding options are exercisable at prices significantly below the current market price of our common stock as of July 16, 2008. If the market price of our stock remains at or above the exercise price, it is likely that these options will be exercised. Issuance of additional securities underlying outstanding options in the future will dilute the percentage interest of existing shareholders and may reduce the market price of our common stock.

          A small number of existing shareholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any shareholder vote. Our executive officers and directors beneficially own approximately 29% of our common stock as of the date of this prospectus. Under our Articles of Incorporation and Colorado law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action. As a result, these individuals may be able to influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions. We have no existing agreements or plans for mergers or other corporate transactions that would require a shareholder vote at this time. However, shareholders should be aware that they may have limited ability to influence the outcome of any vote in the future.

          Since our common stock is not presently listed on a national securities exchange, trading in our shares will likely be subject to rules governing “penny stocks,” which will impair trading activity in our shares. Our common stock may be subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in penny stocks. Those disclosure rules applicable to penny stocks require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document required by the SEC. These rules also require a cooling off period before the transaction can be finalized. These requirements may have the effect of reducing the level of trading activity in any secondary market for our common stock. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares.

          A contract right allowing one of our largest shareholders the first opportunity to purchase any common stock offered by us in the future may result in a change in control. Under the terms of an agreement entered into with one of our largest shareholders, we are obligated to offer this entity the first right to purchase our common stock in any future offering until August 2008. The holder of this right is Heemskirk Consolidated Limited. If Heemskirk exercises this right in connection with any future offering of our common stock, the percentage interest in our company owned by it could increase. This may result in a change in control and could allow Heemskirk the ability to influence the management or policies of our company. For example, if Heemskirk acquires enough stock to become the holder of a majority of our outstanding voting stock, it could elect the entire Board of Directors. Even if it does not acquire an absolute majority of our stock but increases its voting interest in the company, it could wage a proxy battle and influence who our Board of Directors nominates as directors in the future. These and other events could have the effect of changing the way that our company is operated.

          Our stock price may be volatile and as a result you could lose all or part of your investment. In addition to volatility associated with over the counter securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

•	Changes in the worldwide price for gold;

•	Disappointing results from our exploration efforts;

•	Failure to reach commercial production or producing at rates lower than those targeted;

•	Failure to meet our revenue or profit goals or operating budget;

•	Decline in demand for our common stock;

•	Downward revisions in securities analysts’ estimates or changes in general market conditions;

•	Technological innovations by competitors or in competing technologies;

•	Investor perception of our industry or our prospects; and

•	General economic trends

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at a fair price.

          Issuances of our stock in the future could dilute existing shareholders and adversely affect the market price of our common stock. We have the authority to issue up to 60,000,000 shares of common stock, 5,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our common stock without stockholder approval. Because our common stock is not currently listed on an exchange, we are not required to solicit shareholder approval prior to issuing large blocks of our stock. These future issuances could be at values substantially below the price paid for our common stock by our current shareholders. In addition, we could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval. Because we believe that trading in our common stock will initially be limited, the issuance of our stock may have a disproportionately large impact on its price compared to larger companies.

          We have never paid dividends on our common stock and we do not anticipate paying any in the foreseeable future. We have not paid dividends on our common stock to date, and we may not be in a position to pay dividends for the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate earnings from operations. Further, our initial earnings, if any, will likely be retained to finance our operations. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors, and will be at the discretion of our Board of Directors.

Forward-Looking Statements

          This prospectus contains or incorporates by reference forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning our future business plans and strategies, the proposed exploration and development of our property, the receipt of working capital, future revenues and other statements that are not historical in nature. In this prospectus, forward-looking statements are often identified by the words “anticipate,” “plan,” “believe,” “expect,” “estimate,” and the like. These forward-looking statements reflect our current beliefs, expectations and opinions with respect to future events, and involve future risks and uncertainties which could cause actual results to differ materially from those expressed or implied.

In addition to the specific factors identified under “RISK FACTORS” above, other uncertainties that could affect the accuracy of forward-looking statements include:

•	decisions of foreign countries and banks within those countries;

•	technological changes in the mining industry;

•	our costs;

•	the level of demand for our products;

•	changes in our business strategy;

•	interpretation of drill hole results and the geology, grade and continuity of mineralization;

•	the uncertainty of reserve estimates and timing of development expenditures; and

•	commodity price fluctuations.

          This list, together with the factors identified under “RISK FACTORS,” is not exhaustive of the factors that may affect any of our forward-looking statements. You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs, expectations and opinions only as of the date of this prospectus. We do not intend to update these forward looking statements except as required by law. We qualify all of our forward-looking statements by these cautionary statements.

Prospective investors are urged not to put undue reliance on forward-looking statements.

BUSINESS AND PROPERTIES

Our History

          We are engaged in the exploration of gold and silver mining properties, primarily in Mexico. We were organized under the laws of the State of Colorado in 1998. We hold a 100% interest in four properties in Mexico’s southern State of Oaxaca. We have undertaken efforts to construct a mill and a mine at our flagship property, the El Aguila Project, which would be our first mine upon successful start–up, which is targeted for 2008.

          Mineral exploration requires significant capital and our assets and resources are limited. We have never received revenue from operations and have relied on equity financing to fund our operations to date.

          We completed our IPO in August 2006 at $1.00 per share and received gross proceeds of $4,600,000. We raised additional capital pursuant to two private placements of our common stock; one in December 2006 for gross proceeds of $5,174,000 and one in December 2007 for gross proceeds of $22,234,000. We used the initial IPO and the 2006 private placement funds to explore the El Aguila property. We decided to move forward with efforts to construct a mill and a mine at the El Aguila Project on April 11, 2007. We anticipate using the funding provided by our December 2007 private placement to fund these efforts. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION” for more information.

Our Properties

          We currently have an interest in four properties, the El Aguila property, the Las Margaritas property, the El Rey property and the Solaga property. We lease claims comprising the El Aguila property and the Las Margaritas property from an individual who serves as our consultant in Mexico and the Solaga property from an entity partially owned by our consultant in Mexico. We own mining concessions for the El Rey property. All of these properties are in the exploration stage and have no proven or probable reserves. The map below shows the general location of our four properties in Oaxaca, Mexico:

The El Aguila Project

          Background. Effective October 14, 2002, we leased three mining concessions, El Aguila, El Aire and La Tehuana, totaling 1,896 hectares, from Jose Perez Reynoso, a consultant to our company. The lease agreement is subject to a 4% net smelter return royalty where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form. We have made periodic advance royalty payments under the lease totaling $260,000 and no further advance royalty payments are due. Subject to minimum exploration requirements, there is no expiration term for the lease. We may terminate it at any time upon written notice to the lessor and the lessor may terminate it if we fail to fulfill any of our obligations. The El Aguila and El Aire concessions make up the El Aguila Project and the La Tehuana concession makes up the Las Margaritas property.

          We have filed for and received additional concessions for the El Aguila Project that total an additional 8,492 hectares. These additional concessions are not part of the concessions leased from our consultant, and bring our interest in the El Aguila Project to an aggregate of 9,463 hectares. The mineral concessions making up the El Aguila Project are located within the San Pedro Totolapam Ejido.

          Location and Access. The El Aguila Project is located in the Sierra Madre del Sur of southern Mexico, in the central part of the State of Oaxaca. Access to the property is by way of the Pan American Highway (Highway # 190), approximately 120 kilometers (75 miles) southeast of Oaxaca City, the state’s capital city. At the village of San Jose de Gracia, a gravel road goes approximately four kilometers northwest to the property. We received a federal permit in February 2008 to upgrade this road and construction is presently underway by an independent contractor.

          The climate of the El Aguila area is dry and warm to very warm with most rainfall occurring in the summer and annual precipitation averaging only 423.7 mm (17 inches). The average yearly temperature is 26.6 degrees centigrade (80° F). The area is very rocky with scarce vegetation. Subsistence farming occurs and the main agricultural crop is agave cactus that is cultivated for the production of mescal.

          Exploration Activities. The early history of activity at the El Aguila property, as known by us, is prospecting and limited mining for gold and silver from the early 1900’s to the mid 1960’s. In 1998, Mr. Perez Reynoso acquired the concessions and leased them to Apex Silver Corporation of Denver, Colorado. Apex carried out an exploration program involving geologic mapping, surface sampling and an 11-hole drilling program (1,242 meters, or 4,074 feet). The results did not meet Apex’s expectations so it cancelled its lease on the property in 2002. We leased the property from Mr. Perez Reynoso in October 2002.

          In August 2003, we entered into an exploration agreement with Canyon Resources Corporation pertaining to our interest in the El Aguila property whereby Canyon loaned us $500,000 for exploration costs, and subsequently converted its note into 1,200,000 shares of our common stock in 2004. The drilling program was completed in 2004 and included approximately 3,900 meters (12,795 feet) of drilling in 69 holes focused on one target area of the property.

          We have carried out more recent exploration on the El Aguila Project that has included geologic mapping, surface sampling, geochemical sampling, a geomagnetic survey and exploratory drilling. Through June 2008, we have drilled 340 holes for a total of 40,769 meters (133,722 feet) and we have spent or incurred approximately $11,764,000 in acquisition, exploration and related costs for the El Aguila Project.

          Construction Activities. We made a decision in April 2007 to undertake efforts to place the El Aguila Project into commercial production. At our request, Lyntek Inc., an engineering firm in Denver, Colorado, has designed the mill and infrastructure requirements with an estimated capital cost of $20,000,000. We anticipate building a mill that is designed to process 850 tonnes of ore per day through a flotation section and 150 tonnes of ore per day through an agitated leach section. We have purchased or ordered most, but not all, of the equipment needed for the mill. We recently received permit approval to begin construction of the mill and anticipate commencing construction in the near future. We are awaiting receipt of the necessary permits from the appropriate Mexican federal agencies for our mine and tailings activities.

          As discussed in further detail below, our drilling program to date has revealed an area of mineralization at the El Aguila Project which we believe is continuous, shallow and sub-horizontal and lends itself to open pit mining. During our first year of anticipated production, we expect that mining will be undertaken at this near-surface mineralization area. Additionally, we have identified an area we refer to as the La Arista area discussed in more detail below, which contains mineralization that will likely require underground mining. We are targeting the La Arista area for mining during our second year of production activity, which would require construction of an underground mine.

          We plan to generate our own electrical power for the mill through diesel generators, although the federal power grid, located along the Pan American Highway, may be utilized in certain aspects of operations. We purchased a permitted water well to supply water for our mining activities, however the water will require pumping to the site.

          In October 2007, we acquired an additional parcel of land which is approximately five hectares in size approximately six kilometers from the El Aguila Project, together with a permitted water well. The land and well cost us $152,522. Construction is underway at this parcel of land for employee housing as well as a health clinic which will be available to employees and local residents. We intend to use water from the well for drinking, sanitation and production purposes.

          Geology and Mineralization. The El Aguila Project is located in the San Jose de Gracia Mining District in the Sierra Madre del Sur of southern Mexico. Multiple volcanic domes of various scales, and probably non-vented intrusive domes, dominate the district geology. These volcanogenic features are imposed on a pre-volcanic basement of sedimentary rocks. Gold and silver mineralization in this district is related to the manifestations of this classic volcanogenic system and is considered epithermal in character.

          Certain deposits on the El Aguila property are primarily hosted in a quartz rich, stratiform zone (manto). The main manto drilled to date that forms our initial El Aguila shallow mineralization, which we hope to mine by an open pit, is conformable with the ryholitic volcanic rock above and below the manto. It varies in thickness from less than two meters (6.6 feet) to more than 30 meters (98.4 feet). The gold and silver mineralization is considered low sulfidation, epithermal in character. There appear to be several other prospective manto units on the property.

          Surface sampling yielded anomalous gold and silver values from early district-wide exploration where silicified zones were encountered. In addition, a small, shallow adit and winze provided limited sampling underground, yielding indications of gold values in a silicified, sub-horizontal manto. Based on these early anomalous exploration samples, a drilling program was carried out by us that in fact resulted in defining a central zone of continuous, shallow, sub-horizontal mineralized material. The fact that the mineralization is relatively shallow will make mining less difficult and less expensive from an open pit mine compared to an underground mine. This mineralized material at the El Aguila is near surface and lends itself to open pit mining.

          Our 2007 drilling program identified a new area of mineralization at the El Aguila Project that we call the La Arista area. This mineralized material is different from the El Aguila near surface mineralization in that it is polymetallic in character. This polymetallic mineralization contains gold and silver plus the base metals copper, lead and zinc. The character of this mineralization is also epithermal but considered intermediate sulfidation. We anticipate that this mineralized material would be mined underground and mining activity in this area is targeted for year two and beyond of our production plan.

The El Rey Property

          We have acquired claims in another area in the state of Oaxaca by filing concessions under the Mexican mining laws, referred to by us as the El Rey property. These concessions total 892 hectares. We have conducted minimal exploration and drilling on this property to date.

          The El Rey property is an exploration stage property with no known reserves. It is approximately 64.4 kilometers (40 miles) from the El Aguila Project. There is no plant or equipment on the El Rey property. If exploration is successful, any mining would probably require an underground mine but any mineralized material could be processed at the proposed El Aguila Project mill.

          Limited drilling at El Rey has encountered gold and silver mineralization up to 1 meter of 132.5 g/tonne gold (4.25 ounces/tonne) and 1.5 meters of 958 g/tonne silver. We have drilled 37 holes for a total of 4,222 meters (13,848 feet) at the El Rey property. Additional exploration drilling is planned.

The Las Margaritas Property

          The Las Margaritas property is made up of the La Tehuana concession. We leased this in October 2002 from Mr. Reynoso. It is comprised of approximately 925 hectares located adjacent to the El Aguila property. To date, we have conducted limited surface sampling, but no other significant exploration activities at the property.

The Solaga Property

          In February 2007, we leased a 100% interest in a property known as the Solaga property, which totals 618 hectares, and is located approximately 120 kilometers (75 miles) from the El Aguila project. A dormant silver mine is located on the Solaga property which was in production as recently as the 1980’s, however, we cannot estimate if or when we will reopen the mine. The lease requires us to perform $25,000 in additional work and is subject to a 4% net smelter return royalty on any production. We have not conducted any exploration activities at the property.

Mineral Concessions

          Mineral rights in Mexico belong to the Mexican government and are administered pursuant to Article 27 of the Mexican Constitution. Exploitation concessions may be granted or transferred to Mexican citizens and corporations. Our leases or concessions are held by our Mexican subsidiaries. Exploitation concessions have a term of 50 years and can be renewed for another 50 years. Concessions grant the holder the right to explore and exploit all minerals found in the ground. Maintenance of concessions requires the semi-annual payment of mining duties (due in January and July) and the performance of assessment work, on a calendar year basis, with assessment work reports required to be filed in the month of May for the preceding calendar year. The amount of mining duties and annual assessment are set by regulation and may increase over the life of the concession and include periodic adjustments for inflation. Mining concessions are registered at the Public Registry of Mining in Mexico City and in regional offices in Mexico.

Ejido Lands and Surface Right Acquisitions

          Surface lands at the El Aguila Project area are Ejido lands (agrarian cooperative lands granted by the federal government to groups of Campesinos pursuant to Article 27 of the Mexican Constitution of 1917). Prior to January 1, 1994, Ejidos could not transfer Ejido lands into private ownership. Amendments to Article 27 of the Mexican Constitution in 1994 now allow individual property ownership within Ejidos and allow Ejidos to enter into commercial ventures with individuals or entities, including foreign corporations. We have an agreement with the local San Pedro Totolapam Ejido allowing exploration and exploitation of mineralization at the El Aguila Project.

          Mexican law recognizes mining as a land use generally superior to agricultural. However, the law also recognizes the rights of the Ejidos to compensation in the event mining activity interrupts or discontinues their use of the agricultural lands. Compensation is typically made in the form of a cash payment to the holder of the agricultural rights. The amount of such compensation is generally related to the perceived value of the agricultural rights as negotiated in the first instance between the Ejidos and the owner of the mineral rights. If the parties are unable to reach agreement on the amount of the compensation, the decision will be referred to the government.

          We have established surface rights agreements with the San Pedro Totolapam Ejido and the individuals impacted by our proposed operations which allow disturbance of the surface where necessary for our proposed mining operations.

Competition

          The exploration for, and the acquisition of gold and silver properties, are subject to intense competition. Due to our recent organization, limited capital and personnel, we are at a competitive disadvantage compared to other companies with regard to exploration and, if warranted, development. Our present limited funding means that our ability to compete for properties to be explored and developed is limited. We believe that competition for acquiring mineral prospects will continue to be intense in the future.

          The availability of funds for exploration is sometimes limited, and we may find it difficult to compete with larger and more well-known companies for capital. Our inability to develop our mining properties due to lack of funding, even if warranted, could have a material adverse effect on our operation and financial position.

Government Regulations and Permits

          In connection with mining, milling and exploration activities, we are subject to extensive Mexican federal, state and local laws and regulations governing the protection of the environment, including laws and regulations relating to protection of air and water quality, hazardous waste management and mine reclamation as well as the protection of endangered or threatened species. The department responsible for environmental protection in Mexico is SEMARNAT, which is similar to the United States Environmental Protection Agency. SEMARNAT has broad authority to shut down and/or levy fines against facilities that do not comply with its environmental regulations or standards. Potential areas of environmental consideration for mining companies, including ours if we are successful in commencing mining operations, include, but are not limited to, acid rock drainage, cyanide containment and handling, contamination of water courses, dust and noise.

          Prior to the commencement of any mining operations at the El Aguila Project, if any, we will have to secure various regulatory permits from federal, state and local agencies. These governmental and regulatory permits generally govern the processes being used to operate, the stipulations concerning air quality and water issues, and the plans and obligations for reclamation of the properties at the conclusion of operations. Regulations require that an environmental impact statement, known in Mexico as a Manifiestacion de Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submission to SEMARNAT. We have submitted our MIA to SEMARNAT for their review.Studies required to support the MIA include a detailed analysis of these areas, among others: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. Although the regulatory process in Mexico has a public review component, proof of local community support for a project is required to gain final MIA approval. We have received local community support.

          We received a federal permit granting permission to construct a road at the El Aguila Project, which will be integral to any mining operations and construction is underway. We recently received a permit allowing us to begin construction of our mill facility and we expect construction to begin in the near future. Additionally, we have applied for and are waiting to receive a permis from SEMARNAT which will allow us to begin construction of the mine and mill and a tailings permit for the El Aguila Project.

          We purchased a permitted water well for the proposed mill site at the El Aguila Project. We believe the water provided by this well will be adequate to meet the needs for any mining activity for the foreseeable future.

          We have obtained, and will obtain at the appropriate time, environmental permits, licenses or approvals required for potential operations, if any. We are not aware of any material violations of environmental permits, licenses or approvals issued with respect to our operations.

Employees

          We currently have three full-time employees, each of whom serve as our executive officers. These individuals devote all of their business time to our affairs. We also engage two consultants, one to oversee our property and activities in Mexico and one to assist with our administrative and financial affairs. Our consultant in Mexico serves on a full-time basis and the other as his services are necessary. Through an outsourcing firm, we also engage approximately 20 individuals in Mexico in connection with the exploration of our mining properties at this time and we expect this number to increase if we are successful in placing our El Aguila property into production.

Office Facilities

          Effective October 1, 2005, we leased approximately 1,000 square feet of office space under a three year agreement with an independent third party. Monthly rent equals $1,428 the first year, $1,469 the second year and $1,490 the third year, plus our share of operating expense escalations. We believe this space is adequate for our needs for the foreseeable future.

Legal Proceedings

          We are not currently subject to any legal proceedings, and to the best of our knowledge, no such proceeding is threatened, the results of which would have a material impact on our properties, results of operation, or financial condition. Nor, to the best of our knowledge, are any of our officers or directors involved in any legal proceedings in which we are an adverse party.

Glossary

Adit:

A more or less horizontal drive (walk-in mine) into a hill that is usually driven for the purpose of intersecting or mining an ore body. An adit may also be driven into a hill to intersect or connect a shaft for the purpose of dewatering. Adits were commonly driven on a slight incline to enable loaded mine trucks to have the advantage of a downhill run out, while the empty (lighter) truck was pushed uphill back into the hill. The incline also allows water to drain out of the adit. An adit only becomes a tunnel if it comes out again on the hill somewhere, like a train tunnel.

Andesite:	A gray to black volcanic rock with between about 52 to 63 weight percent silica (SiO2). Andesite magma commonly erupts from stratovolcanoes as thick lava flows, some reaching several km in length.

Cretaceous period:

Flowering plants appeared and dinosaurs were at their height during the Cretaceous period. 146-65 million years ago. There was a mass extinction (the K-T extinction) at the end of the Cretaceous, marking the end of the dinosaurs and many other species.

Doré:	Unrefined gold and silver bars usually containing more than 90% precious metal.

Epithermal:	Used to describe gold deposits found on or just below the surface close to vents or volcanoes, formed at low temperature and pressure.

Felsic:	The minerals feldspar and quartz or an igneous rock or metamorphic rock made predominantly of feldspar and quartz; poor in iron and magnesium. Light-colored.

Gram:	A metric unit of weight and mass, equal to 1/1000th of a kilogram. One gram equals .035 ounces. One ounce equals 31.103 grams.

Hectare:	Another metric unit of measurement, for surface area. One hectare equals 1/200th of a square kilometer, 10,000 square meters, or 2.47 acres. A hectare is approximately the size of a soccer field.

Horst-graben:	Horst and graben are formed by widespread block faults giving rise to a mountain and valley topography that owes its origin in part at least to regional block faulting.

Kilometer:

Another metric unit of measurement, for distance. The prefix “kilo” means 1000, so one kilometer equals 1,000 meters, one kilometer equals 3,280.84 feet, which equals 1,093.6 yards, which equals 0.6214 miles.

Manto:	A mineralogy term meaning a layer or stratum.

Minerals or Mineralized Material:	Any mass of host rock in which minerals of potential commercial value occur.

Net Smelter Return Royalty:	A share of the net revenue generated from the sale of metal produced by the mine.

Ore or Ore Deposit:	Rocks that contain economic amounts of minerals in them and that are expected to be profitably mined.

Rhyolite:	A type of volcanic lava or rock that is usually light in color: it contains greater than 68% silica, by weight, and is high in potassium and sodium.

Silicified:	Is combined or impregnated with silicon or silica.

Tertiary period:

This period lasted from 65 to 1.8 million years ago. It followed the Cretaceous period (the end of the Mesozoic Era) and the K-T extinction. Many mammals developed then, including primitive whales, rodents, pigs, cats, rhinos, etc.

Tonne:	A metric ton. One tonne equals 1000kg. It is approximately equal to 2,204.62 pounds.

Volcanogenic:	Of volcanic origin.

Volcanic domes:

These are mounds that form when viscous lava is erupted slowly and piles up over the vent, rather than moving away as lava flow. The sides of most domes are very steep and typically are mantled with unstable rock debris formed during or shortly after dome emplacement. Most domes are composed of silica-rich lava which may contain enough pressurized gas to cause explosions during dome extrusion.

Winze:	Secondary or tertiary vertical or near-vertical opening sunk from a point inside a mine for the purpose of connecting with a lower level or of exploring the ground for a limited depth below a level.

Conversion Table

Metric System		Imperial System

1 metre (m)	=	3.2808 feet (ft)
1 kilometer (km)	=	0.6214 mile (mi)
1 square kilometer (km2)	=	0.3861 square mile (mi2)
1 square kilometer (km2)	=	100 hectares (has)
1 hectare (ha)	=	2.471 acres (ac)
1 gram (g)	=	0.0322 troy ounce (oz)
1 kilogram (kg)	=	2.2046 pounds (lbs)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)

MARKET FOR COMMON STOCK
AND RELATED STOCKHOLDER INFORMATION

          Effective September 14, 2006, our common stock began trading over the counter and is quoted on the OTCBB under the symbol “GORO.” The table below sets forth the high and low bid prices for our common stock as reflected on the OTCBB for the period commencing September 14, 2006 to date. Quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and do not necessarily represent prices at which actual transactions were effected.

Year Ending	High	Low
December 31, 2008
First Quarter	$4.70	$3.27
Second Quarter	6.09	4.28
Third Quarter (to July 16)	5.65	4.65

December 31, 2007
First Quarter	$3.97	$1.30
Second Quarter	3.85	2.70
Third Quarter	4.83	3.57
Fourth Quarter	5.10	3.39

December 31, 2006
Third Quarter (commencing September 14)	$1.15	$0.90
Fourth Quarter	1.90	1.00

          On July 16, 2008 the high and low sales price of our common stock on the OTCBB were $4.88 and $4.75, respectively, and we had approximately 80 holders of record of our common stock.

Penny Stock Rules

          Due to the price of our common stock, as well as the fact that we do not expect to be listed on Nasdaq or a national securities exchange, our stock will likely be characterized as “penny stocks” under applicable securities regulations. Our stock will therefore be subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in penny stocks. The broker or dealer proposing to effect a transaction in a penny stock must furnish his customer a document containing information prescribed by the SEC and obtain from the customer an executed acknowledgment of receipt of that document. The broker or dealer must also provide the customer with pricing information regarding the security prior to the transaction and with the written confirmation of the transaction. The broker or dealer must also disclose the aggregate amount of any compensation received or receivable by him in connection with such transaction prior to consummating the transaction and with the written confirmation of the trade. The broker or dealer must also send an account statement to each customer for which he has executed a transaction in a penny stock each month in which such security is held for the customer’s account. The existence of these rules may have an effect on the price of our stock, and the willingness of certain brokers to effect transactions in our stock.

Dividend Policy

          We have never declared or paid dividends on our common stock. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including the terms of any credit arrangements, our financial condition, operating results, current and anticipated cash needs and plans for expansion. At the present time, we are not party to any agreement that would limit our ability to pay dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION

          This discussion updates our business plan for the balance of 2008. It also analyzes our financial condition at March 31, 2008 and compares it to our financial condition at December 31, 2007. Finally, this discussion summarizes the results of our operations for the three months ended March 31, 2008 and compares those results to the three months ended March 31, 2007 and the years ended December 31, 2007 and 2006. This discussion and analysis should be read in conjunction with our audited financial statements for the two years ended December 31, 2007, including footnotes, and the discussion and analysis included in our Form 10-K for the year ended December 31, 2007.

Plan of Operation

          During the first quarter of 2008, we accelerated efforts to construct our mine and mill and complete other activities necessary to place our El Aguila property into production. Our goal is to pour gold by the end of 2008. In 2008, we also continued our exploration efforts designed to further delineate the mineralization at our property.

          Through the first quarter of 2008, we have committed approximately $5,200,000 to the purchase of equipment necessary for the mill, representing about 75% of our estimated equipment needs. Some of the equipment has been received and some equipment is being constructed on our behalf. Construction of a road to the mine site to improve access and facilitate delivery of this equipment and construction of the mill and the mine is underway. We recently received a federal permit allowing us to proceed with developing our mill and we expect that we will commence construction in the near future. We are presently awaiting the necessary permits for the mine and the tailings. We are expecting receipt of these permits in the near term, however, any significant delay in receiving these permits would cause delays in the start of production. We have also begun construction of our employee housing complex and additional corporate facilities.

          We have budgeted $20 million for construction of the mill and the mine and to complete other activities necessary to place the property into production. We continue to refine this estimate as work proceeds. Through careful sourcing, we have been successful in maintaining this budget for the acquisition of equipment through the first quarter of 2008. However, with demand high in the mining sector of the economy, there is no assurance that we can maintain this budget through completion. Additional funding may be necessary beyond the $20 million budgeted.

Liquidity and Capital Resources

          As of March 31, 2008, we had a working capital balance of $17,385,156, consisting of current assets of $17,735,516 and current liabilities of $350,360. This represents a decrease of $3,897,548 from the working capital balance of $21,282,704 at December 31, 2007. Our current assets consist primarily of cash which is deposited in short term, interest bearing accounts. The decrease in working capital during the first quarter of 2008 primarily represents amounts spent on exploration and construction activities and to a lesser extent, general and administrative expenses. We believe we have sufficient liquidity and capital for the balance of the current fiscal year, subject to the possible need for more funding to construct mineral processing facilities, as discussed above.

          Our most significant capital expenditures for 2008 are expected to be the engineering and construction costs of the mine site and the mill site, including acquisition and installation of processing equipment, and the camp for our mine workers. In addition, we are continuing our exploratory drilling program to further delineate the area of mineralized content. We plan to spend $20 million on these exploration and construction endeavors. Furthermore, we continue to incur operating expenses, including (a) approximately $140,000 per month for salaries and other corporate overhead; and (b) legal and accounting fees associated with our status as a public company. We expect to continue depleting our working capital until such time, if ever, as we successfully commence production and generate cash flow from the production and sale of gold and other metals or raise additional funding from outside sources.

          We have never received revenue from gold or other mineral sales. We have historically relied on equity financings or loans (including loans from our officers) to continue funding our operations. From inception through March 31, 2008, we received $38,495,741 in cash, services and other consideration through issuance of our common stock. As of March 31, 2008, we did not have any outstanding debt, as all previous borrowings have been repaid or converted into equity. We do not believe that we are a candidate for conventional debt financing and we have not made arrangements to borrow funds for working capital requirements. We will therefore be dependent on additional financing to expand our exploration efforts beyond current plans and may require additional financing to fund construction of our mine, mill and processing facilities.

          Although we believe we have identified sufficient mineralization to proceed with construction of a mine, our mineralization does not meet the definition of proven or probable reserves set forth in Industry Guide 7 of the SEC for mining companies. In order to establish reserves, we would be required to undertake additional engineering studies to confirm the legal and economic feasibility of extracting our mineralization. We have not commenced that type of engineering study and we have no present intent to conduct such engineering studies. Accordingly, substantially all of our expenditures to date have been expensed and very little of the investment in our mineral properties appears as an asset on our balance sheet.

          During the three months ended March 31, 2008, we spent $2,543,416 on the acquisition, exploration, evaluation, engineering and construction predominantly at our El Aguila Project. This compares to $724,106 spent during the three months ended March 31, 2007. From inception to March 31, 2008, we have expensed $11,045,859 of our investment in mineral properties, including approximately $10,430,000 which has been spent on the currently active properties known as El Aguila and El Ray with very few expenditures on Las Margaritas and Solaga.

          Net cash used in operating activities during the three months ended March 31, 2008, was $3,335,909 compared to $1,382,135 during the three months ended March 31, 2007, an increase of $1,953,774. We are accelerating our operating expenditures consistent with our plan to commence production by the end of 2008. Our increased expenditures include engineering costs and the construction costs of road and utility infrastructure. For accounting purpose, we treat these expenditures as operating expenses because we have not established proven and probably reserves.

          Net cash used in investing activities was $1,121,375 in the three months ended March 31, 2008 compared to $65,996 in the three months ended March 31, 2007. During 2008, we acquired certain assets that will be used in the improvement of our mine site and construction of our processing activities.

Results of Operations – Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

          For the three months ended March 31, 2008, we reported a net loss of $4,715,229, or $0.14 per share, compared to a net loss of $1,156,380, or $0.04 per share for the three months ended March 31, 2007. In neither year did we report any revenue except interest income. We expect to incur losses until such time, if ever, as we begin generating revenue from operations.

          We are considered an exploration stage company for accounting purposes, since we have neither received any revenue from mineral sales nor established proven or probable reserves. We currently expect to commence sales of gold and silver by the end of 2008, but we cannot guarantee that we will meet our expected timetable.

          Total costs and expenses were $4,879,629 in the first quarter of 2008 compared to $1,221,443 in the comparable period of 2007, an increase of $3,658,186 or 300%. Mineral property costs for the three months ended March 31, 2008, including exploration, engineering and construction costs, increased $1,819,310, from $724,106 in 2007 to $2,543,416 in 2008. The increase reflects our increasing activities at the El Aguila project. During 2008, we commenced activities to construct a road to the property, to improve water resources, and to construct a camp site for mine workers. In 2007, our efforts were limited to exploration.

          General and administrative expense for the three months ended March 31, 2008 decreased to $402,647 compared to $416,897 during 2007. The decrease of $14,250 primarily reflects decreases of $30,000 in investor relations expenses, a decrease of $27,000 in travel expenses, and a decrease of $29,000 in other general and administrative expenses offset by increase in wage and salary costs of approximately $37,000, and an increase of $34,000 in legal and accounting fees associated with SEC reporting requirements.

          We incurred stock based compensation expenses of $1,913,150 for the three months ended March 31, 2008, compared to $72,840 for 2007. During the first quarter of 2008, we granted stock options to officers and directors to purchase 1,000,000 shares of common stock at an exercise price of $3.40 per share, all of which vested immediately. We used an option pricing model to value the options at $1,803,400. We also granted stock options to an investor relations consultant to purchase 50,000 shares of common stock at an exercise price of $4.45 per share, all of which vested immediately. We used an option pricing model to value those options at $67,280. During the three months ended March 31, 2008, we also issued 10,000 restricted shares of common stock as partial compensation for investor relations services valued at a weighted average price of $4.247.

          During the first three months of 2007, we issued 30,000 restricted shares of common stock as partial compensation for investor relations services valued at a weighted average price of $2.428. The cost of those shares was determined using quoted market values either at the time of the stock grant or at the average stock price during the period of service.

          Interest income for the first quarter of 2008 increased to $164,400 compared to $65,063 for the comparable period of 2007, an increase of $99,337, or 153%. The increase is due to the proceeds from our 2007 private placement financing which was deposited in short term, interest bearing accounts. Monthly interest earnings from invested cash is expected to decline in future months as we utilize the cash balances for operating and exploration activities.

Results of Operations – Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

          For the year ended December 31, 2007 we reported a net loss of $8,076,342, or $0.28 per share, compared to a net loss of $2,686,762, or $0.13 per share for 2006. In neither year did we report any revenue except interest income. We expect to incur losses until such time, if ever, as we begin generating revenue from operations. We are considered an exploration stage company for accounting purposes, since we have not received any revenue from mineral sales.

          Total costs and expenses were $8,318,855 in 2007 compared to $2,743,851 in 2006, an increase of $5,575,004 or 203%. Mineral property costs for the year ended December 31, 2007, including acquisition and exploration costs, increased $5,102,920 from $628,851 in 2006 to $5,731,771 in 2007. The increase reflects our increasing exploration and construction activities at our various properties located in and around the El Aguila Project. During the latter part of 2006, we began to increase our exploration spending and committed to an initial exploratory drilling contract for $300,000. We subsequently expanded our drilling program and aggregate drilling costs during 2007 were approximately $2,700,000.

          General and administrative expense for the year ended December 31, 2007 increased to $1,809,154 compared to $1,470,061 during 2006. The increase of $339,093 primarily reflects increased wage and salary costs of approximately $30,000, an increase of $28,000 in legal and accounting fees associated with SEC reporting requirements, and $211,500 of investor relations expenses necessary to disseminate information to potential and existing investors. Travel expenses increased from $103,241 to $173,559. The increase represents increased travel to the mineral properties in Mexico, as well as meetings with investors.

          We incurred stock compensation expenses of $730,450 for the year ended December 31, 2007 compared to $626,900 for 2006. During 2007, we issued 170,000 restricted shares of common stock as partial compensation for investor relations services valued at a weighted average price of $3.39. We also issued 15,000 shares of common stock valued at $3.68 per share in recognition of consulting services performed in Mexico. The cost of shares issued was determined using quoted market values either at the time of the stock grant or at the average stock price during the period of service.

          During 2006, we issued 100,000 restricted shares of common stock valued at $1.00 per share to a director as partial compensation for his service to the Board of Directors. We also issued 35,000 shares of common stock valued at $1.71 to two employees for their services. We also issued 250,000 restricted shares of common stock valued at $1.10 to a firm that provided investor relations services and we issued 30,000 shares of restricted common stock valued at $1.45 to a consultant who provided investor relations services.

          During the year ended December 31, 2007, we also granted stock options to a public relations consultant to purchase 50,000 shares of common stock at an exercise price of $3.68 per share, all of which vested in 2007. We used an option pricing model to value the options at $83,192. Total compensation expense related to option grants recorded during 2007 was $99,482, including all options issued during 2007 and options issued during prior years that required the allocation of certain amounts to 2007.

          During the year ended December 31, 2006 we granted stock options to purchase 1,200,000 shares of common stock at an exercise price of $1.00 per share, of which 1,150,000 vested in 2006 and 50,000 vested in 2007. We used an option pricing model to value the options. The 1,200,000 options were valued at $163,340 and the expense was allocated partially to 2007 ($16,290) and partially to 2006 ($147,050).

          Interest income increased to $242,513 in 2007 compared to $57,089 in 2006, an increase of $185,424, or 325%. The increase is due to the proceeds from our 2007 and 2006 private placement financings which have been deposited in short term interest bearing accounts. Monthly interest earnings from invested cash is expected to decline in future months as we utilize the cash balances for operating and exploration activities.

Critical Accounting Policies

          We believe the following more critical accounting policies are used in the preparation of our consolidated financial statements:

          Exploration and Development Costs. Mineral property acquisition, exploration and related costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially minable property. If it is determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and develop the property for production, may be capitalized. In addition, we may capitalize previously expensed acquisition and exploration costs if it is later determined that the property can economically be developed. Interest costs, if any, allocable to the cost of developing mining properties and constructing new facilities would be capitalized until operations commence. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production would also be capitalized.

          All such capitalized costs, and estimated future development costs, if any, will be amortized using the units-of-production method over the estimated life of the ore body. The units-of-production method requires an estimate of proven and probable reserves. Until we establish proven and probable reserves, we will generally not capitalize mining costs and will not report any amortization expense.

          Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. We evaluate, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

          Property Retirement Obligation. We implemented SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective January 1, 2003. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We have determined that we have no property retirement obligations as of December 31, 2007.

          Stock Compensation. Effective January 1, 2006, we implemented SFAS No. 123(R), “Accounting for Stock-Based Compensation,” which requires us to provide compensation costs for our stock option plans determined in accordance with the fair value based method prescribed in SFAS No. 123(R). We estimate the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provides for expense recognition over the service period, if any, of the stock option.

          Prior to January 1, 2006, we applied APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost was recognized for stock options issued to employees as the exercise price of the stock options we granted equaled or exceeded the market price of the underlying common stock on the date of grant.

          Foreign Operations. Our present activities are in Mexico. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, political action and political instability could impair the value of our company’s investments.

          Foreign Currency Translation. The local currency is the functional currency for our subsidiaries. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a separate component of stockholders’ equity.

          Estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include the identification and valuation of proven and provable reserves, treatment of exploration and development costs as either an asset or an expense, valuation of deferred tax assets, and the likelihood of loss contingencies. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary.

Recent Accounting Pronouncements

          In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). Under this standard, an entity is required to provide additional information that will assist investors and other users of financial information to more easily understand the effect of the company’s choice to use fair value on its earnings. Further, the entity is required to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This standard does not eliminate the disclosure requirements about fair value measurements included in FAS 157 and FAS No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the requirements of FAS 159 and has not yet determined the impact on its financial statements.

          In December 2007 the FASB issued FAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). This statement replaces SFAS 141, Business Combinations. The statement provides guidance for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree. SFAS 141R provides for how the acquirer recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. The statement determines what information to disclose to enable users to be able to evaluate the nature and financial effects of the business combination. The provisions of SFAS 141R are effective as of January 1, 2009 and do not allow early adoption. Management is currently evaluating the impact of adopting this statement.

          In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”), which becomes effective on January 1, 2009. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Management is currently evaluating the impact of adopting this statement.

          In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (“SFAS 161”), which becomes effective on November 15, 2008. This standard changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Management is currently evaluating the impact of adopting this statement.

          There were various other accounting standards and interpretations issued during 2008 and 2007, none of which are expected to a have a material impact on our consolidated financial position, operations or cash flows.

MANAGEMENT

Directors and Executive Officers

          The following individuals presently serve as our officers and directors:

Name	Age	Positions With the Company	Board Position Held Since

William W. Reid	59	President, Chief Executive Officer and Director	1998

David C. Reid	58	Vice President, Secretary, Treasurer and Director	1998

Bill M. Conrad	51	Director	2006

Frank L. Jennings	57	Chief Financial Officer	N/A

Jason D. Reid	35	Vice President of Corporate Development	N/A

          Each of our directors is serving a term which expires at the next annual meeting of shareholders and until his successor is elected and qualified or until he resigns or is removed. Our officers serve at the will of our Board of Directors.

          Messrs. William and David Reid should be considered founders of our company, as each has taken initiative in the organization of our business. William Reid and David Reid are brothers. Jason Reid is the son of William Reid.

          The following information summarizes the business experience of each of our officers and directors for at least the last five years:

          William W. Reid. Mr. Reid has served as a director and our President and Chief Executive Officer since our inception in 1998. Since August 2005, Mr. Reid has devoted all of his business time to our affairs, averaging 40 hours per week. Mr. Reid received a Bachelor of Science in physics in 1970 and a Master’s in Economic Geology in 1972 from Purdue University. From 1977 to August 18, 2005, he served as the President, Chief Executive Officer and Chairman of the Board of Directors of US Gold Corporation, a Colorado corporation engaged in the exploration of gold mining properties. During his tenure with US Gold, that entity acquired, developed and produced gold from five different mines, but has not produced any revenue since 1990.

          David C. Reid. Mr. David Reid has served as a director and our Vice President since our inception in 1998. Since August 2005, he has devoted all of his time to our business and affairs, also averaging 40 hours per week. From 1977 to August 18, 2005, he was the Vice President and a director of US Gold during the time that it acquired, developed and produced gold. Mr. Reid received a Bachelor of Science degree in geology from Ball State University in 1972.

          Bill M. Conrad. Mr. Conrad was elected to the Board of Directors on June 1, 2006. Mr. Conrad is presently the vice-president, secretary and a director of Brishlin Resources, Inc., formerly Blue Star Energy, Inc., a Colorado corporation engaged in the energy industry. Prior to that, he served as president and a director of Wyoming Oil & Minerals, Inc., a publicly traded Wyoming corporation, and New Frontier Energy, Inc., a publicly traded Colorado corporation, both engaged in the oil and gas industry. The securities of Wyoming Oil & Mineral, now known as Sun Motor International Inc., and New Frontier Energy are quoted on the OTC Bulletin Board. Mr. Conrad’s term of office as a director of our company will expire at the next annual meeting of shareholders and when his successor has been elected and qualifies.

          Frank L. Jennings. Mr. Jennings was appointed to serve as our principal financial officer to replace William F. Pass, who resigned from that position effective June 1, 2006. Mr. Pass served as our financial consultant since 2002 and resigned due to the demands of other obligations. Mr. Jennings serves our company on a part-time basis as his services are deemed necessary. Since 2001, Mr. Jennings has been a financial consultant and provides management and financial consulting services primarily to smaller public companies. From 2000 to 2005, he served as the chief financial officer and a director of Global Casinos, Inc., a publicly traded Utah corporation, and from 2001 to 2005, he served as the chief financial officer and a director of OnSource Corporation, now known as Ceragenix Pharmaceuticals, Inc., a publicly traded Delaware corporation. During his tenure with Global Casinos and Ceragenix Pharmaceuticals, each company was engaged in the gaming industry and each had common stock quoted on the OTC Bulletin Board.

          Jason D. Reid. Mr. Reid was promoted to Vice President of Corporate Development effective January 2, 2008. He is responsible for formulating corporate growth strategies, retail and institutional marketing, raising capital and overseeing our investor relations programs. Mr. Reid joined our company in May 2006 as the Corporate Development Assistant. Mr. Reid received a Bachelor of Science degree in Anthropology with an emphasis on Archaeology in 1995 from Fort Lewis College. Prior to joining our company, Mr. Reid operated two successful businesses founded by him for 13 years, one in the equine industry and one in the construction industry.

Other Significant Employees or Consultants

          In addition to our officers and directors, we also utilize the services of the following significant consultants:

          Jose Perez Reynoso. Mr. Reynoso, a Mexican national, has served our company as a full time consultant since 2002. In that capacity, he oversees all our operations in Mexico, and provides advice in relations with the Mexican Government. From 1995 to 2002, he was a consulting geologist for mining companies operating in Mexico. Mr. Reynoso received an undergraduate degree in geology and engineering in 1974 and a master’s degree in economic geology in 1979 from the National University of Mexico. We leased the El Aguila property from Mr. Reynoso in 2002.

Code of Ethics

          We have not yet adopted a written Code of Ethics, however, we believe our executive officers conduct themselves honestly and ethically with respect to our business affairs. As the company is still in the process of putting its formal corporate governance structure into place, we plan to adopt a formal Code of Ethics in the near future.

Director Independence

          Bill Conrad is our only independent director under the definition set forth in Rule 4200(a)(15) of the Marketplace Rules. William Reid, our chief executive officer, is a member of the Audit Committee and the Nominating Committee, and does not meet the independence standards for committee members set forth in the Marketplace Rules. David Reid, our executive vice president, is a member of the Nominating and Compensation Committee, and does not meet the independence standards for committee members set forth in the Marketplace Rules.

Board Committees

          Audit Committee. The Audit Committee, comprised of Bill Conrad as chairman and William Reid, recommends the selection and appointment of our independent accountants to the Board of Directors and reviews the proposed scope, content and results of the audit performed by the accountants and any reports and recommendations made by them. Only Mr. Conrad meets the definition of “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market, Inc. (“Marketplace Rules”), since William Reid also serves as our Chairman and Chief Executive Officer. As of the date of this prospectus, the Audit Committee has not adopted a formal charter, however the committee expects to do so in the near future.

          Our Board of Directors has determined that Bill Conrad, the chairman of the Audit Committee, qualifies as an audit committee financial expert in that he has (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls over financial reporting; and (v) an understanding of the audit committee functions. Mr. Conrad acquired these attributes through experience in analyzing financial statements of companies, and through his experience as an executive officer of other publicly traded companies.

          Nominating Committee. The Nominating Committee is responsible for identifying potential candidates for the Board of Directors. The committee will establish qualifications for candidacy, assess potential candidates and make recommendations to the board, based upon the committee’s assessment of the candidate’s past business and management experience, their special expertise in an area of strategic interest to our business, the candidate’s ability to devote sufficient time and attention to our business, and their willingness to serve and actively contribute to our business. The Nominating Committee is comprised of two members, being David Reid as chairman, and William Reid. None of the members of the Nominating Committee are independent within the meaning of Rule 4200(a)(15) of the Marketplace Rules since both members are also our executive officers.

          Compensation Committee. The Compensation Committee, comprised of Bill Conrad as chairman and David Reid, is responsible for reviewing the compensation of our executive officers and directors on an ongoing basis. In performing this function, the Compensation Committee may consider, among other things, the types of compensation and amounts paid to executives and directors of public companies of equivalent size, stage of development in the industry and activity levels. The findings of this compensation review are used to determine an appropriate level of compensation for the executives and directors, reflecting the need to maintain competitiveness and recruit and retain qualified personnel within the context of our financial and other resources. Mr. Conrad qualifies as independent under Rule 4200(a)(15) of the Marketplace Rules.

Executive Compensation

          The following table summarizes the total compensation for the two fiscal years ended December 31, 2007 of our executive officers and one highly compensated individual who was not serving as an executive officer at the end of our last fiscal year:

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards		Non-Equity Incentive Plan Compensation	All Other Compensation	Total

William W. Reid,	2007	$240,000	$150,000	$—	$—		$—	$—	$390,000
Chairman, C.E.O. and President(1)	2006	$240,000	$—	$—	$—		$—	$—	$240,000

David C. Reid,	2007	$170,000	$100,000	$—	$—		$—	$—	$270,000
Vice President and Director(1)	2006	$170,000	$—	$—	$—		$—	$—	$170,000

Jason D. Reid	2007	$100,000	$75,000	$—	$—		$—	$—	$175,000
Vice President, Corporate Development(2)	2006	$46,875	$—	$—	$83,575	(3)	$—	$—	$130,450

(1)	The executive officer was not compensated for his service as a director of our company.

(2)	Mr. Reid was appointed Vice President of Corporate Development effective January 2, 2008.

(3)	Valued in accordance with SFAS 123(R).

          Effective January 1, 2006, we entered into employment agreements with William Reid and David Reid which extend for a three-year term. Pursuant to the terms of those agreements, William Reid received $240,000 and David Reid received $170,000 as salary in 2007. In 2008, their base salary was increased to $300,000 and $212,000 per annum, respectively. The agreements also provide for incentive compensation in the discretion of the Board, including bonuses, stock options and perquisites. Each individual also participates in health and other insurance programs that we maintain. The employment agreements are automatically renewable for one-year terms on each anniversary of the effective date unless either party gives notice to the other that they do not wish to renew the agreement, not less than 120 days prior to expiration.

          Pursuant to the terms of the employment agreements, the employee would be entitled to certain payments in the event their employment is terminated under certain circumstances. If we terminate the agreement without cause, or either executive officer terminates the agreement “with good reason,” we would be obligated to pay two years of compensation in accordance with our regular pay schedule. Termination by an executive officer with good reason includes a “change in control.”

          We do not have an employment agreement with Jason Reid who is employed on an at-will basis. However, we expect to execute a formal agreement in 2008. Jason Reid received $100,000 in annual salary in 2007, increased to $150,000 in 2008. He also participates in health and other insurance programs that we maintain on the same basis and under the same terms as our other executive officers.

          In addition to our executive officers, we engage two consultants on a regular basis. Jose Perez Reynoso is the manager of our operations in Mexico and is paid at the rate of $10,000 per month. Frank Jennings, our financial consultant, is paid on an hourly basis, which we expect will not exceed $3,000 per month in the aggregate. We do not have a written agreement with either consultant.

Outstanding Equity Awards at Fiscal Year-End

          The following table summarizes the amount of our executive officers’ equity-based compensation outstanding at the fiscal year ended December 31, 2007:

	Option Awards					Stock Awards

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares Or Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested

	(#)	(#)	(#)	($)		(#)	(#)	(#)	($)
William W. Reid	400,000	0	0	$0.25	10/9/2013	—	—	—	$ —
William W. Reid	400,000	0	0	$0.25	4/22/2014	—	—	—	$ —
David C. Reid	400,000	0	0	$0.25	10/9/2013	—	—	—	$ —
David C. Reid	200,000	0	0	$0.25	4/22/2014	—	—	—	$ —
Jason D. Reid	600,000	0	0	$1.00	3/3/2009	—	—	—	$ —

          We did not grant any options to our executive officers during 2007 or 2006, however, 1,000,000 options were granted to our executive officers and directors in 2008 which are not reflected in the table above. In May 2006, Jason Reid was granted options to purchase our common stock for $1.00 per share prior to March 3, 2009 upon accepting employment as Corporate Development Assistant. Jason Reid has not exercised any of the options. Our executive officers did not exercise any stock options awarded in prior years during the year ended December 31, 2007.

Director Compensation

          In June 2006, we retained Bill Conrad to serve on our Board of Directors. Mr. Conrad receives cash compensation, which was increased from $3,000 to $4,000 per month in February 2007, and also received a stock grant of 100,000 shares of our common stock valued at $1.00 per share and options to acquire up to 500,000 shares of stock on or before March 3, 2009 for $1.00 per share at the time of his appointment. The table below summarizes the compensation of our only director who is not also one of our executive officers and whose compensation is not disclosed in the Summary Compensation Table, for the fiscal year ended December 31, 2007:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total

Bill M. Conrad	$ 47,000	$ —	$ —	$ —	$ 35,000(1)	$ 82,000

(1)	Mr. Conrad received a cash bonus of $35,000 for his service during 2007.

All directors are reimbursed for reasonable and necessary expenses incurred in their capacities as such.

Equity Incentive Plan

          Our Non-Qualified Stock Option and Stock Grant Plan (also as referred to as the “Plan”) was adopted by us effective March 4, 1999. The Plan, as amended, terminates by its terms on February 28, 2019. Under the Plan, as approved by shareholders on March 4, 2005, a total of 6,000,000 shares of common stock are reserved for issuance thereunder. Set forth below is information as of December 31, 2007 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Non-Qualified Stock Option and Stock Grant Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by shareholders	2,500,000	$0.58	3,100,000
Equity compensation plans not approved by shareholders	1,500,000	1.89	0

TOTAL	2,650,000	$0.65	3,100,000

          Additionally, we granted 1,000,000 options in 2008 which are not reflected in the table above, thus, the number of securities available for future issuance under the Plan is decreased accordingly. Under the Plan, non-qualified stock options and/or grants of our common stock may be issued to key persons. Key persons include officers, directors, employees, consultants and others providing service to us. The Plan was established to advance the interests of our company and our stockholders by affording key persons, upon whose judgment, initiative and efforts we may rely for the successful conduct of our businesses, an opportunity for investment in our company and the incentive advantages inherent in stock ownership in our company. This Plan gives our Board of Directors broad authority to grant options and make stock grants to key persons selected by the Board while considering criteria such as employment position or other relationship with us, duties and responsibilities, ability, productivity, length of service or association, morale, interest in us, recommendations by supervisors, and other matters, and to set the option price, term of option, and other broad authorities. Options may not be granted at less than the fair market value at the date of grant and may not have a term in excess of 10 years.

          Options granted under the Plan do not generally give rise to taxable income to the recipient or any tax consequence to us, since the Plan requires that the options be issued at a price not less than the fair market value of the common stock on the date of grant. However, when an option is exercised, the holder is subject to tax on the difference between the exercise price of the option and the fair market value of the stock on the date of exercise. We receive a corresponding deduction for income tax purposes. Recipients of stock grants are subject to tax on the fair market value of the stock on the date of grant and we receive a corresponding deduction. The foregoing is intended as a summary of the income tax consequences to an individual recipient of an option or stock grant, and should not be construed as tax advice. Holders of stock options or common stock should consult their own tax advisors.

          Shares issued upon exercise of options or upon stock grants under the Plan are “restricted securities” as defined under the Securities Act unless a registration statement covering such shares is effective. Restricted shares cannot be freely sold and must be sold pursuant to an exemption from registration (such as Rule 144) which exemptions typically impose conditions on the sale of the shares.

Indemnification and Limitation on Liability of Directors

          Our Articles of Incorporation and Bylaws provide that we must indemnify, to the fullest extent permitted by Colorado law, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the person serving or having served in a capacity as such, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

          The Colorado Business Corporation Act (the “CBCA”) allows indemnification of directors, officers, employees and agents of a company against liabilities incurred in any proceeding in which an individual is made a party because he was a director, officer, employee or agent of the company if such person conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the board of directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard. Indemnification is limited to reasonable expenses.

Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the CBCA. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

•	any breach of the duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

•	dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;

•	violations of certain laws; or

•	any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by the Articles.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

          As of July 16, 2008, there are a total of 34,346,952 shares of our common stock outstanding, our only class of voting securities currently outstanding. The following table describes the ownership of our voting securities by: (i) each of our officers and directors; (ii) all of our officers and directors as a group; and (iii) each shareholder known to us to own beneficially more than 5% of our common stock. Unless otherwise stated, the address of each of the individuals is our address, 222 Milwaukee Street, Suite 301, Denver, Colorado 80206. All ownership is direct, unless otherwise stated.

          In calculating the percentage ownership for each shareholder, we assumed that any options owned by an individual exercisable within 60 days is exercised, but not the options owned by any other individual.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number		Percentage (%)

William W. Reid(1)	4,760,806	(4)(5)	13.4%

David C. Reid(1)	4,404,039	(6)	12.5%

Bill M. Conrad(2)	572,500	(7)	1.5%

Frank Jennings (3)	0		0%

Jason Reid(3)	1,319,000	(8)(9)	3.6%

Beth Reid	4,760,806	(10)	13.4%

Tocqueville Asset Management, L.P. 40 West 57th Street, 19th Floor New York, NY 10019	3,457,000		10.1%

All officers and directors as a group (5 persons)	11,056,345	(4)(5)(6)(7)(8) (9)	29.2%

(1)	Officer and director.

(2)	Director.

(3)	Officer.

(4)	Includes options to purchase 1,050,000 shares which are currently exercisable.

(5)	Includes 1,534,200 shares owned by the reporting person’s spouse, of which he disclaims beneficial ownership.

(6)	Includes options to purchase 850,000 shares which are currently exercisable.

(7)	Includes options to purchase 500,000 shares which are currently exercisable.

(8)	Includes options to purchase 1,000,000 shares which are currently exercisable.

(9)	Includes 200,000 shares owned by the reporting person’s spouse, of which he disclaims beneficial ownership.

(10)	Includes 2,176,606 shares owned by the reporting person’s spouse, of which she disclaims beneficial ownership.

Changes in Control

          One of the holders of our common stock, Heemskirk Consolidated Limited, holds the first right to acquire any stock offered by us in the future. While we have no plans to issue additional stock in the future, to the extent we do and this entity exercises its right to acquire all or a portion of that stock, its percentage ownership interest in our company may increase. This may result in a change in control.

SELLING SHAREHOLDERS

          On behalf of certain of our shareholders, we have agreed to file a registration statement with the SEC covering the resale of our common stock as described in the table below. At the time of the filing of the original registration statement relating to this amendment, the shares offered by the selling shareholders were all of our outstanding shares that had been held by our shareholders for less than two years except some of the shares held by our officers and a member of their family. We have also agreed to use our best efforts to keep the registration statement effective and update the prospectus until the securities owned by the selling shareholders have been sold or may be sold without registration or prospectus delivery requirements under the Securities Act. We will pay the costs and fees of registering the shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

          The registration statement which we have filed with the SEC, of which this prospectus forms a part, covers the resale of our common stock by the selling shareholders from time to time under Rule 415 of the Securities Act. Our agreement with the selling shareholders is designed to provide those shareholders some liquidity in their ownership of common stock and to permit secondary public trading of our securities. The selling shareholders may offer our securities covered under this prospectus for resale from time to time. The selling shareholders may also sell, transfer or otherwise dispose of all or a portion of our securities in transactions exempt from the registration requirements of the Securities Act. (See “PLAN OF DISTRIBUTION”).

          The table below presents information as of July 16, 2008 regarding the selling shareholders and our common stock that the selling shareholders may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by those shareholders. Although we have assumed, for purposes of the table below, that the selling shareholders will sell all of the securities offered by this prospectus, because they may offer all or some of the securities in transactions covered by this prospectus or in another manner, no assurance can be given as to the actual number of shares that will be resold by the selling shareholders. Information covering the selling shareholders may change from time to time, and changed information will be presented in a supplement to this prospectus if and when required. If we are advised of a change in selling shareholders and the new selling shareholders, any pledges, donees or transferees wish to rely upon this prospectus in the resale of their shares, we will file an amendment to the registration statement of which this prospectus is a part. Except as described above, there are no agreements, arrangements or understandings with respect to resale of any of the securities covered by this prospectus.

	Number of		Number of	Shares Owned After Offering
	Shares Owned Prior		Shares to be	Number	Percent
Name of Selling Shareholder	to the Offering		Offered(1)	(#)	(%)
Beth Reid(2)	1,540,200	(3)	340,200	1,200,000	3.5
David C. Reid(4)	3,554,039	(5)	842,500	2,711,539	7.9
Heemskirk Consolidated Limited(6)	1,350,000		1,350,000	0	*
William F. Pass(7)	1,321,207	(5)	1,321,207	0	*
ROYTOR & CO.(8)	1,200,000		1,200,000	0	*
Jose Perez Reynoso(9)	485,000		485,000	0	*
Don I. and Dorothera Philips	480,000		240,000	240,000	*
Philip Katz	400,000		400,000	0	*
David F. Wersebe	256,000		176,000	80,000	*
Declan J. Costelloe	218,500		178,500	40,000	*
J. Paul Consulting Corporation(10)	200,000		200,000	0	*
Ciliamarie F. McGinnis Trust(11)	120,000		20,000	100,000	*
Patrick Bartz	52,000		40,000	12,000	*
Thomas W. and Marjorie G. Clarke	50,000		50,000	0	*
Jeff Bailey	75,000		15,000	60,000	*
Jack Noble	40,000		40,000	0	*
Don I. and Thomas Phillips	40,000		28,000	12,000	*
Virgil and Jeane Lamb	40,000		40,000	0	*
Anthony R. McGinnis	30,000		10,000	20,000	*
Lee C. Pegorsch	20,000		20,000	0	*
R. Brock Silverstein	20,000		20,000	0	*
Carolyn P. McFarland	10,000		10,000	0	*
Allee Messina	10,000		10,000	0	*
Jeffrey R. Pass	37,000		37,000	0	*
Daniel C. Pass	36,500		36,500	0	*
Molly B. Pass	36,500		36,500	0	*
Claude W. & Elizabeth Pass	5,000		5,000	0	*
John T. Upmeier	2,500		2,500	0	*
Tim Sullivan	15,000		15,000	0	*
Darleen M. Upmeier	2,500		2,500	0	*
Jennifer A.C. Eis	2,500		2,500	0	*
Deborah M. Bangoli	2,500		2,500	0	*
Rebecca Perez Reynoso	95,000		95,000	0	*
Kennith D. & Martha E. Pearson	20,000		20,000	0	*
Sean C. McGinnis	2,000		2,000	0	*
TOTAL:			7,293,407

*	Less than 1%

(1)	Assumes that all of the shares offered hereby are sold, of which there is no assurance.

(2)	Beth Reid is the spouse of William Reid. William Reid has been an officer and director of our company since inception.

(3)	Excludes shares owned by the selling shareholder’s spouse.

(4)	David Reid has been an officer and director of our company since inception.

(5)	Excludes stock options owned by the selling shareholder.

(6)	The selling shareholder has identified Kevin Robinson as the individual with the power to vote and dispose of these shares.

(7)	William Pass is a former financial consultant to our company.

(8)	ROYTOR has identified Frode Aschim as the individual with the power to vote and dispose of these shares.

(9)	Jose Perez Reynoso acts as a consultant to our company.

(10)	The selling shareholder has identified Jeff Ploen as the individual with the power to vote and dispose of these shares.

(11)	The selling shareholder has identified Ciliamarie F. McGinnis as the individual with the power to vote and dispose of these shares.

          Except as otherwise noted in the table above and to the best of our knowledge, the selling shareholders are not associated with or affiliates of United States broker-dealers, and at the time of purchase the selling shareholders purchased the securities in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any persons to distribute or dispose of the securities. Further, except as otherwise stated, none of the selling shareholders have any relationship to our company, except as a shareholder.

PLAN OF DISTRIBUTION

          The selling shareholders and their pledgees, donees, transferees or other successors in interest may offer the shares of our common stock from time to time after the date of this prospectus and will determine the time, manner and size of each sale in the over the counter market, in privately negotiated transactions or otherwise. The shares may be offered at prices prevailing in the market or at privately negotiated prices. The selling shareholders may negotiate, and may pay, brokers or dealers commissions, discounts or concessions for their services. In effecting sales, brokers or dealers engaged by the selling shareholders may allow other brokers or dealers to participate. However, the selling shareholders and any brokers or dealers involved in the sale or resale of the shares may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the brokers’ or dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act.

          The methods by which the selling shareholders may sell the shares of our common stock include:

•	A block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block, as principal, in order to facilitate the transaction;

•	Sales to a broker or dealer, as principal, in a market maker capacity or otherwise and resale by the broker or dealer for its account;

•	Ordinary brokerage transactions and transactions in which a broker solicits purchases;

•	Privately negotiated transactions;

•	Short sales;

•	Any combination of these methods of sale; or

•	Any other legal method.

          In addition to selling their shares under this prospectus, the selling shareholders may transfer their shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer, or sell their shares under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144. Any selling shareholder who uses this prospectus to sell his shares will be subject to the prospectus delivery requirements of the Securities Act.

          Regulation M under the Securities Exchange Act of 1934 provides that during the period that any person is engaged in the distribution of our shares of common stock, as defined in Regulation M, such person generally may not purchase our common stock. The selling shareholders are subject to these restrictions, which may limit the timing of purchases and sales of our common stock by the selling shareholders. This may affect the marketability of our common stock.

          The selling shareholders may use agents to sell the shares. If this happens, the agents may receive discounts or commissions. The selling shareholders do not expect these discounts and commissions to exceed what is customary for the type of transaction involved. If required, a supplement to his prospectus will set forth the applicable commission or discount, if any, and the names of any underwriters, brokers, dealers or agents involved in the sale of the shares. The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of our common stock offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of shares by them and any discounts, commissions, concessions or other compensation received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The selling shareholders may agree to indemnify any broker or dealer or agent against certain liabilities relating to the selling of the shares, including liabilities arising under the Securities Act.

          Upon notification by the selling shareholders that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the material terms of the transaction.

DESCRIPTION OF CAPITAL STOCK

          Our authorized capital consists of 60,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 per share. As of July 16, 2008, we had 34,346,952 shares of common stock issued and outstanding, and no shares of preferred stock outstanding.

          The following discussion summarizes the rights and privileges of our capital stock. This summary is not complete, and you should refer to our Articles of Incorporation, as amended, which have been filed as an exhibit to the registration statement of which this prospectus forms a part.

Common Stock

          The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to stockholders, including the election of directors. Cumulative voting for directors is not permitted. Except as provided by special agreement, the holders of common stock are not entitled to any preemptive rights and the shares are not redeemable or convertible. All outstanding common stock is, and all common stock offered hereby will be, when issued and paid for, fully paid and nonassessable. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares then outstanding or otherwise reserved under obligations for issuance by us) by the affirmative vote of a majority of shares cast at a meeting of our shareholders at which a quorum is present.

          Our Articles of Incorporation and Bylaws do not include any provision that would delay, defer or prevent a change in control of our company. However, as a matter of Colorado law, certain significant transactions would require the affirmative vote of a majority of the shares eligible to vote at a meeting of shareholders which requirement could result in delays to or greater cost associated with a change in control of the company.

          The holders of our common stock are entitled to dividends if, as and when declared by our Board of Directors from legally available funds, subject to the preferential rights of the holders of any outstanding preferred stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and prior to distribution rights, if any, of any series of outstanding preferred stock.

Preferred Stock

          Our Articles of Incorporation vest our Board of Directors with authority to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Colorado and our Articles of Incorporation in respect to, among other things, (i) the number of shares to constitute such series and the distinctive designations thereof; (ii) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (iii) whether preferred stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (iv) the liquidation preferences payable on preferred stock in the event of involuntary or voluntary liquidation; (v) sinking fund or other provisions, if any, for redemption or purchase of preferred stock; (vi) the terms and conditions by which preferred stock may be converted, if the preferred stock of any series are issued with the privilege of conversion; and (vii) voting rights, if any.

          As of the date of this prospectus, we have not designated or authorized any preferred stock for issuance.

Restrictions on Future Sales of Our Common Stock

          Under the terms of an agreement entered into with one holder of our common stock, we are obligated to offer that entity the first right to purchase our common stock in any future offering until August 2008. We do not believe the terms of this arrangement will affect the market for our common stock, or our future operations. However, it provides the holder the ability to preserve or increase its percentage interest in our company.

Transfer Agent

          We have appointed Corporate Stock Transfer, Inc. (“CST”) in Denver as transfer agent for our common stock. CST is located at 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209 and its telephone number is (303) 282-4800.

SHARES ELIGIBLE FOR FUTURE SALE

          Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity-related securities in the future or reduce the price at which we could sell any equity-related securities.

          In May 2006, the SEC declared effective a registration statement covering the resale of approximately 8,900,000 shares of common stock by the selling shareholders named in this prospectus, as well as 4,600,000 shares sold by us. In February 2007 and January 2008, the SEC also declared effective registration statements covering the resale of approximately 5,860,000 and 11,133,000 shares of common stock, respectively, by the selling shareholders named therein. Of the outstanding shares which were not registered in this prospectus or the February 2007 and February 2008 registrations, all shares are immediately eligible for sale under Rule 144. As a result, all of our outstanding shares of common stock are currently eligible for sale.

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not an affiliate of our Company holding restricted securities who beneficially owns shares that were not acquired from us or an affiliate of our company within the previous six months would be entitled to sell those shares free of any restrictions. An affiliate of our company would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date of proposed sale.

          Sales by affiliates under Rule 144 are also subject to requirements relating to manner of sale and filing of notice with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

          You may read and copy any document we file at the SEC’s Public Reference Rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

          We have filed with the SEC a registration statement on Form SB-2 to register the shares of our common stock. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information set forth in the registration statement. For further information about us or our common stock, you may refer to the registration statement and to the exhibits filed as part of the registration statement. The description of all agreements or the terms of those agreements contained in this prospectus are specifically qualified by reference to the agreements, filed or incorporated by reference in the registration statement.

          We will provide copies of our reports and other information which we file with the SEC without charge to each person who receives a copy of this prospectus. Your request for this information should be directed to our President, William Reid, at our corporate office in Denver, Colorado. You can also review this information at the public reference rooms of the SEC and on the SEC’s website as described above.

LEGAL MATTERS

          We have been advised on the legality of the shares included in this prospectus by Dufford & Brown, P.C., of Denver, Colorado.

EXPERTS

          Our financial statements as of December 31, 2007 and for the two years then ended included in this prospectus have been included in reliance on the report of Stark Winter Schenkein & Co., LLP, our independent registered public accounting firm. These financial statements have been included on the authority of this firm as an expert in auditing and accounting.

FINANCIAL STATEMENTS

Table of Contents

Page

Consolidated Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007	F-2

Consolidated Statements of Operations for the three months ended March 31, 2008 and 2007 and for the period from inception to March 31, 2008 (unaudited)	F-3

Consolidated Statements of Cash Flows for the three months ended March 31, 2008 and 2007 and for the period from inception to March 31, 2008 (unaudited)	F-4

Notes to Consolidated Financial Statements – March 31, 2008 (unaudited)	F-5

Management’s Report on Internal Controls over Financial Reporting	F-10

Report of Independent Registered Public Accounting Firm	F-11

Consolidated Balance Sheets at December 31, 2007 and 2006	F-12

Consolidated Statements of Operations for the years ended December 31, 2007 and 2006, and for the period from Inception (August 24, 1998) to December 31, 2007	F-13

Consolidated Statement of Changes in Shareholders’ Equity (Deficit) for the period from Inception (August 24, 1998) to December 31, 2007	F-14

Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006, and for the period from Inception (August 24, 1998) to December 31, 2007	F-17

Notes to Consolidated Financial Statements – December 31, 2007 and 2006	F-18

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

	March 31, 2008	December 31, 2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,599,932	$22,007,216
Other current assets	135,584	43,940

Total current assets	17,735,516	22,051,156

Investment in mineral properties	—	—
Property and equipment - net	1,605,910	504,951
Other assets	1,469	1,469

Total assets	$19,342,895	$22,557,576

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$350,360	$768,452

Total current liabilities	350,360	768,452

Shareholders' equity:
Preferred stock - $0.001 par value, 5,000,000 shares authorized:
no shares issued and outstanding	—	—
Common stock - $0.001 par value, 60,000,000 shares authorized:
34,206,952 and 34,146,952 shares issued and outstanding
at March 31, 2008 and December 31, 2007, respectively	34,207	34,147
Additional paid-in capital	38,461,534	36,498,444
(Deficit) accumulated during the exploration stage	(19,388,440)	(14,673,211)
Other comprehensive income:
Currency translation adjustment	(114,766)	(70,256)

Total shareholders' equity	18,992,535	21,789,124

Total liabilities and shareholders' equity	$19,342,895	$22,557,576

The accompanying notes are an integral part of these financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31, 2008 and 2007,
and for the period from Inception (August 24, 1998) to March 31, 2008
(Unaudited)

	2008	2007	Inception (August 24, 1998) to March 31, 2008
Revenues:
Gold sales	$—	$—	$—

Costs and Expenses:
Property acquisition	—	10,000	479,262
Property exploration and evaluation	915,637	714,106	8,938,818
Engineering and construction	1,627,779	—	1,627,779
Management contract - U. S. Gold, related party	—	—	752,191
General and administrative
Salaries and benefits	178,183	140,842	2,049,205
Legal and accounting	107,758	73,025	660,463
Investor relations	41,743	72,038	536,811
Travel related	22,098	48,629	373,662
All other general and administrative	52,865	82,363	491,027
Stock based compensation
Stock awards	42,470	72,840	1,740,788
Grant of stock options	1,870,680	—	2,117,212
Depreciation	20,416	7,600	93,183

Total costs and expenses	4,879,629	1,221,443	19,860,401

Operating (loss)	(4,879,629)	(1,221,443)	(19,860,401)
Other income:
Interest income	164,400	65,063	471,961

(Loss) before income taxes	(4,715,229)	(1,156,380)	(19,388,440)
Provision for income taxes	—	—	—

Net (loss)	(4,715,229)	(1,156,380)	(19,388,440)
Other comprehensive income:
Currency translation gain (loss)	(44,510)	(2,246)	(114,766)

Net comprehensive (loss)	$(4,759,739)	$(1,158,626)	$(19,503,206)

Net (loss) per common share:
Basic and Diluted	$(0.14)	$(0.04)

Weighted average shares outstanding:
Basic and Diluted	34,177,174	28,151,885

The accompanying notes are an integral part of these financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2008 and 2007,
and for the period from Inception (August 24, 1998) to March 31, 2008
(Unaudited)

	2008	2007	Inception (August 24, 1998) to March 31, 2008
Cash flows from operating activities:
Net cash (used in) operating activities	$(3,335,909)	$(1,382,135)	$(14,604,298)

Cash flows from investing activities:
Capital expenditures	(1,121,375)	(65,996)	(1,699,093)

Net cash (used in) investing activities	(1,121,375)	(65,996)	(1,699,093)

Cash flows from financing activities:
Cash proceeds from initial public stock offering	—	—	4,351,200
Cash proceeds from other sales of stock	—	—	28,889,623
Cash proceeds from exercise of options	50,000	—	112,500
Proceeds from debentures - founders	—	—	50,000
Proceeds from exploration funding agreement -
Canyon Resources	—	—	500,000

Net cash provided by financing activities	50,000	—	33,903,323

Net increase (decrease) in cash and equivalents	(4,407,284)	(1,448,131)	17,599,932

Cash and equivalents at beginning of period	22,007,216	7,660,258	—

Cash and equivalents at end of Period	$17,599,932	$6,212,127	$17,599,932

Supplemental Cash Flow Information

Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

Non-cash investing and financing activities:
Conversion of Canyon Resources funding into
common stock	$—	$—	$500,000

Conversion of founders debentures into
common stock	$—	$—	$50,000

The accompanying notes are an integral part of these financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008
(Unaudited)

1.     Summary of Significant Accounting Policies

        Gold Resource Corporation (the “Company”) was organized under the laws of the State of Colorado on August 24, 1998. The Company has been engaged in the exploration for precious and base metals, primarily in Mexico, as an exploration stage company. The Company has not generated any revenues from operations. The consolidated financial statements included herein are expressed in United States dollars, the Company’s reporting currency.

        Basis of Presentation.  The interim consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) pursuant to Item 210 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such SEC rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position as of March 31, 2008, results of operations for the three months ended March 31, 2008 and 2007, and cash flows for the three months ended March 31, 2008 and 2007, as applicable, have been made. The results for these interim periods are not necessarily indicative of the results for the entire year. The accompanying financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s Form 10-K.

        Basis of Consolidation.  The consolidated financial statements include the accounts of the Company and its wholly owned Mexican corporate subsidiaries, Don David Gold S.A. de C.V. and Golden Trump Resources S.A. de C.V. The expenditures of Don David Gold and Golden Trump Resources are generally incurred in Mexican pesos. Significant inter-company accounts and transactions have been eliminated.

        Estimates.  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include the identification and valuation of proven and probable reserves, classification of expenditures as either an asset or an expense, valuation of deferred tax assets, and the likelihood of loss contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary.

        Per Share Amounts. SFAS 128, “Earnings Per Share,” provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. Potentially dilutive securities, such as common stock options, are excluded from the calculation when their effect would be anti-dilutive. For the period ended March 31, 2008, outstanding options to purchase 3,650,000 shares of common stock would have an anti-dilutive effect and were therefore excluded from the calculation.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008
(Unaudited)

        Exploration and Development Costs.  Mineral property acquisition, exploration and related costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially minable property. If it is determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and develop the property for production, may be capitalized. Interest costs, if any, allocable to the cost of developing mining properties and constructing new facilities would be capitalized until operations commence. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production would also be capitalized.

        All such capitalized costs, and estimated future development costs, if any, will be amortized using the units-of-production method over the estimated life of the ore body. The units-of-production method requires an estimate of proven and probable reserves. Until we establish proven and probable reserves, we will generally not capitalize mining costs and will not report any amortization expense.

        Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. We evaluate, at least annually, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

        Foreign Operations.  The Company’s present mining activities are in Mexico. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, political action and political instability could impair the value of the Company’s investments.

        Foreign Currency Translation.  The local currency, the Mexican peso, is the functional currency for the Company’s subsidiaries. Current assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Other assets and liabilities are translated using historical rates. Revenues and expenses are translated at the average exchange rate for the period. Translation adjustments are reported as a separate component of shareholders’ equity.

        Recent Accounting Pronouncements.  In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (SFAS 161), which becomes effective on November 15, 2008. This standard changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Management is currently evaluating the impact of adopting this statement.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008
(Unaudited)

        There were various other accounting standards and interpretations issued during 2008 and 2007, none of which are expected to a have a material impact on the Company’s financial position, operations or cash flows.

2.    Mineral Properties

        The Company currently has an interest in four properties, the El Aguila project, the El Rey property, the Las Margaritas property, and the Solaga property.

        The El Aguila Project. Effective October 14, 2002, we leased three mining concessions, El Aguila, El Aire, and La Tehuana from Jose Perez Reynoso, a consultant to our company. The lease agreement is subject to a 4% net smelter return royalty where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form. We have made periodic advance royalty payments under the lease totaling $260,000 and no further advance royalty payments are due. Subject to minimum exploration requirements, there is no expiration term for the lease. We may terminate it at any time upon written notice to the lessor and the lessor may terminate it if we fail to fulfill any of our obligations. The El Aguila and El Aire concessions make up the El Aguila project and the La Tehuana concession makes up the Las Margaritas property.

        We have filed for and received additional concessions for the El Aguila project that total an additional 8,492 hectares. These additional concessions are not part of the concessions leased from our consultant, and bring our interest in the El Aguila project to an aggregate of 9,463 hectares. The mineral concessions making up the El Aguila project are located within the San Pedro Totolapam Ejido.

        The El Rey Property. We have acquired claims in another area in the state of Oaxaca by filing concessions under the Mexican mining laws, referred to by us as the El Rey property. These concessions total 892 hectares and are subject to a 2% royalty on production payable to Mr. Reynoso. We have conducted minimal exploration and drilling on this property to date.

        The El Rey property is an exploration stage property with no known reserves. It is approximately 64.4 kilometers (40 miles) from the El Aguila project. There is no plant or equipment on the El Rey property. If exploration is successful, any mining would probably require an underground mine but any mineralized material could be processed at the El Aguila project mill.

        The Las Margaritas Property. The Las Margaritas property is made up of the La Tehuana concession. We leased this property in October 2002 from Mr. Reynoso. It is comprised of approximately 925 hectares located adjacent to the El Aguila property. To date, we have conducted limited surface sampling, but no other significant exploration activities at the property.

        The Solaga Property. In February 2007, we leased a 100% interest in a property known as the Solaga property from an entity partially owned by Mr. Reynoso. The property totals 618 hectares, and is located approximately 120 kilometers (75 miles) from the El Aguila project. A dormant silver mine is located on the Solaga property which was in production as recently as the 1980‘s, however we cannot estimate if or when we will reopen the mine. The lease requires us to perform $25,000 in additional work and is subject to a 4% net smelter return royalty on any production. We have not conducted any exploration activities at the property.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008
(Unaudited)

3.    Property and Equipment

        At March 31, 2008 and December 31, 2007, property and equipment consisted of the following:

	March 31, 2008	December 31, 2007
Land	$152,522	$152,522
Trucks and autos	152,606	131,509
Office furniture and equipment	102,597	88,385
Mining and milling equipment	1,291,368	205,302

Subtotal	1,699,093	577,718
Accumulated depreciation	(93,183)	(72,767)

Total	$1,605,910	$504,951

4.    Shareholders’ Equity

        Effective January 13, 2008, the Company agreed to issue 10,000 restricted shares of common stock for investor relations consulting services. The 10,000 shares were valued at $4.247 per share or $42,470.

        During the three months ended March 31, 2008, a Director of the Company exercised options to purchase 50,000 shares of the Company’s common stock at the exercise price of $1.00 per share for total cash proceeds of $50,000.

        Stock Options.  The Company has a non-qualified stock option and stock grant plan under which stock options and stock grants may be granted to key employees, directors and others (the “Plan”). Options to purchase shares under the Plan must be granted at fair value as of the date of the grant. A total of 6,000,000 shares of common stock have been reserved under the Plan.

        During the three months ended March 31, 2008, the Company granted options to purchase 1,050,000 shares of common stock, all but 50,000 of which were issued under the Plan, and all options vested upon issuance. Effective February 22, 2008, grants covering 1,000,000 shares were issued to officers and directors at an exercise price of $3.40 and a term of ten years. Stock compensation expense totaling $1,803,400 was calculated based upon a fair value calculation using the following assumptions: expected life of five years, stock price of $3.40 at date of grant, dividend yield of 0%, interest rate of 2.1%, and volatility of 61%.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008
(Unaudited)

        Effective January 9, 2008, the Company entered into an investor relations consulting services contract which included the issuance of options to purchase 50,000 shares of common stock exercisable over the next eighteen months. The exercise price is $4.45 which was the closing price on January 9, 2008. Stock option compensation expense of $67,280 was calculated based upon a fair value calculation using the following assumptions: expected life of eighteen months, stock price of $4.45 at date of grant, dividend yield of 0%, interest rate of 2.1%, and volatility of 61%.

        The following table summarizes information about outstanding stock options at March 31, 2008:

	Number of shares	Weighted average exercise price
Outstanding, January 1, 2008	2,650,000	$0.65
Granted	1,050,000	$3.45
Exercised	(50,000)	$1.00

Outstanding, March 31, 2008	3,650,000	$1.45

5.    Subsequent Event

        Subsequent to March 31, 2008, a director exercised options to purchase 25,000 shares of common stock at a price of $1.00 per share for total proceeds of $25,000.

GOLD RESOURCE CORPORATION
MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13a-15(f) and 15d-15(f) as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets;

—	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

—	Provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems that are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Gold Resource Corporation
Denver, Colorado

We have audited the accompanying consolidated balance sheet of Gold Resource Corporation as of December 31, 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2006 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Resource Corporation as of December 31, 2007, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2007, in conformity with accounting principles generally accepted in the United States of America.

April 10, 2008
Denver, Colorado

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2006

	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$22,007,216	$7,660,258
Refundable tax payments	—	193,271
Other current assets	43,940	12,841

Total current assets	22,051,156	7,866,370

Investment in mineral properties	—	—
Property and equipment - net	504,951	96,279
Other assets	1,469	1,469

Total assets	$22,557,576	$7,964,118

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	$768,452	$451,163

Total current liabilities	768,452	451,163

Shareholders' equity:
Preferred stock - $0.001 par value, 5,000,000 shares authorized:
no shares issued and outstanding	—	—
Common stock - $0.001 par value, 60,000,000 shares authorized:
34,146,952 and 28,139,552 shares issued and outstanding,	34,147	28,139
respectively
Additional paid-in capital	36,498,444	14,062,002
(Deficit) accumulated during the exploration stage	(14,673,211)	(6,596,869)
Other comprehensive income:
Currency translation adjustment	(70,256)	19,683

Total shareholders' equity	21,789,124	7,512,955

Total liabilities and shareholders' equity	$22,557,576	$7,964,118

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2007 and 2006
and for the period from Inception (August 24, 1998) to December 31, 2007

	2007	2006	Inception (August 24, 1998) to December 31, 2007
Revenues:
Gold sales	$—	$—	$—

Costs and Expenses:
Property acquisition	20,581	100,000	479,262
Property exploration and evaluation	5,711,190	528,851	8,023,181
Management contract - U. S. Gold, related party	—	—	752,191
General and administrative
Salaries and benefits	880,098	850,490	1,871,022
Legal and accounting	234,154	206,465	552,705
Investor relations	342,083	130,583	495,068
Travel related	173,559	103,241	351,564
All other general and administrative	179,260	179,282	438,162
Stock based compensation
Stock awards	630,968	479,850	1,698,318
Grant of stock options	99,482	147,050	246,532
Depreciation	47,480	18,039	72,767

Total costs and expenses	8,318,855	2,743,851	14,980,772

Operating (loss)	(8,318,855)	(2,743,851)	(14,980,772)
Other income:
Interest income	242,513	57,089	307,561

(Loss) before income taxes	(8,076,342)	(2,686,762)	(14,673,211)
Provision for income taxes	—	—	—

Net (loss)	(8,076,342)	(2,686,762)	(14,673,211)
Other comprehensive income:
Currency translation gain (loss)	(89,939)	19,544	(70,256)
Net comprehensive (loss)	$(8,166,281)	$(2,667,218)	$(14,743,467)

Net (loss) per common share:
Basic and Diluted	$(0.28)	$(0.13)
Weighted average shares outstanding:
Basic and Diluted	28,645,038	20,218,659

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
For the period from Inception (August 24, 1998) to December 31, 2007

	Number of Common Shares	Par Value of Common Shares	Additional Paid - in Capital	Accumulated (Deficit)	Comprehensive Income (Loss)	Total Shareholders' Equity (Deficit)
Balance at Inception, August 24, 1998	—	$—	$—	$—	$—	$—
Shares for contributed capital at
$0.005 per share - related parties	2,800,000	2,800	(1,400)	—	—	1,400
Net (loss)	—	—	—	(1,657)	—	(1,657)

Balance, December 31, 1998	2,800,000	2,800	(1,400)	(1,657)	—	(257)
Shares for contributed capital at
$0.005 per share - related parties	1,000,000	1,000	(500)	—	—	500
Net (loss)	—	—	—	(663)	—	(663)

Balance, December 31, 1999	3,800,000	3,800	(1,900)	(2,320)	—	(420)
Shares issued for management contract
at $0.17 per share - related
party	1,226,666	1,226	202,578	—	—	203,804
Net (loss)	—	—	—	(205,110)	—	(205,110)

Balance, December 31, 2000	5,026,666	5,026	200,678	(207,430)	—	(1,726)
Shares issued for management contract
at $0.14 per share - related
party	1,333,334	1,334	187,053	—	—	188,387
Conversion of debentures at
$0.25 per share - related
parties	200,000	200	49,800	—	—	50,000
Sale of shares for cash at $0.25 per share	820,000	820	204,180	—	—	205,000
Net (loss)	—	—	—	(346,498)	—	(346,498)

Balance, December 31, 2001	7,380,000	7,380	641,711	(553,928)	—	95,163
Shares issued for cash at $0.25 per share	392,000	392	97,608	—	—	98,000
Shares issued for cash at $0.17 per share	1,351,352	1,351	223,322	—	—	224,673
Net (loss)	—	—	—	(788,629)	(17)	(788,646)

Balance, December 31, 2002	9,123,352	9,123	962,641	(1,342,557)	(17)	(370,810)

Shares issued for cash at $0.25 per share	577,000	577	143,673	—	—	144,250
Share issuance costs forgiven	—	—	25,327	—	—	25,327
Net (loss)	—	—	—	(496,046)	29	(496,017)

Balance, December 31, 2003	9,700,352	9,700	1,131,641	(1,838,603)	12	(697,250)
Shares issued for cash at $0.25 per share	608,000	608	151,392	—	—	152,000
Shares issued in repayment of loan related
to exploration agreement at
$0.42 per share	1,200,000	1,200	498,800	—	—	500,000
Shares issued as stock grant at
$0.25 per share	600,000	600	149,400	—	—	150,000
Net (loss)	—	—	—	(853,593)	(73)	(853,666)

Balance, December 31, 2004	12,108,352	12,108	1,931,233	(2,692,196)	(61)	(748,916)
Stock grant at $0.25 per share	1,750,000	1,750	435,750	—	—	437,500
Stock option exercised at $0.25 per share	10,000	10	2,490	—	—	2,500
Stock issued for cash at $0.25 per share	276,000	276	68,724	—	—	69,000
Stock issued for satisfaction of payables
at $0.25 per share	1,280,000	1,280	318,720	—	—	320,000
Shares issued for cash at $0.47 per share	2,728,500	2,729	1,272,271	—	—	1,275,000
Shares issued for cash at $0.50 per share	122,000	122	60,878	—	—	61,000
Shares issued for cash at $0.50 per share	30,000	30	14,970	—	—	15,000
Net (loss)	—	—	—	(1,217,911)	200	(1,217,711)

Balance, December 31, 2005	18,304,852	18,305	4,105,036	(3,910,107)	139	213,373
Stock options exercised at $0.25 per share	240,000	240	59,760	—	—	60,000
Stock options granted	—	—	147,050	—	—	147,050
Director stock grant at $1.00 per share	100,000	100	99,900	—	—	100,000
Shares issued for cash at $1.00 per share,
net of issue costs	4,600,000	4,600	4,346,600	—	—	4,351,200
Shares issued for investor relations
services at $1.14 per share	280,000	280	319,720	—	—	320,000
Shares issued for cash at $1.20 per share,
net of issue costs	4,322,000	4,322	4,924,378	—	—	4,928,700
Shares issued for investment banking	—
services at $1.20 per share	257,700	257	(257)	—	—	—
Employee stock grants at $1.71 per share	35,000	35	59,815	—	—	59,850
Net (loss)	—	—	—	(2,686,762)	19,544	(2,667,218)
Balance, December 31, 2006	28,139,552	28,139	14,062,002	(6,596,869)	19,683	7,512,955

Shares issued for investor relations services
at weighted average price
of $3.39 per share	170,000	170	575,598	—	—	575,768
Shares issued for consulting services in
Mexico at $3.68 per share	15,000	15	55,185	—	—	55,200
Stock options granted	—	—	99,482	—	—	99,482
Shares issued for cash at $4.00 per share,
net of issue costs	5,558,500	5,559	21,706,441	—	—	21,712,000
Shares issued for investment banking
services	263,900	264	(264)	—	—	—
Net (loss)	—	—	—	—	—	—

Balance, December 31, 2007	34,146,952	$34,147	36,498,444	$(14,673,211)	$(70,256)	$21,789,124

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2006
and for the period from Inception (August 24, 1998) to December 31, 2007

	2007	2006	Inception (August 24, 1998) to December 31, 2007
Cash flows from operating activities:
Net (loss)	$(8,076,342)	$2,686,762)	$(14,673,211)

Adjustments to reconcile net (loss) to net cash
used by operating activities:
Depreciation	47,480	18,039	72,767
Stock compensation	730,450	626,900	1,944,850
Management fee paid in stock	—	—	392,191
Related party payable paid in stock	—	—	320,000
Foreign currency translation adjustment	(89,939)	19,544	(70,256)
Issuance cost forgiven	—	—	25,327
Changes in operating assets and liabilities:
Operating assets	162,172	(191,135)	(43,940)
Accounts payable and accrued liabilities	317,289	426,326	768,452
Other liabilities - related parties	—	(8,770)	—
Other	—	—	(4,569)

Total adjustments	1,167,452	890,904	3,404,822

Net cash (used in) operating activities	(6,908,890)	(1,795,858)	(11,268,389)

Cash flows from investing activities:
Capital expenditures	(456,152)	(59,966)	(577,718)

Net cash (used in) investing activities	(456,152)	(59,966)	(577,718)

Cash flows from financing activities:
Cash proceeds from initial public stock
offering	—	4,351,200	4,351,200
Cash proceeds from other sales of stock	21,712,000	4,928,700	28,889,623
Cash proceeds from exercise of options	—	60,000	62,500
Proceeds from debentures - founders	—	—	50,000
Proceeds from exploration funding agreement -
Canyon Resources	—	—	500,000

Net cash provided by financing activities	21,712,000	9,339,900	33,853,323

Net increase in cash and equivalents	14,346,958	7,484,076	22,007,216
Cash and equivalents at beginning of year	7,660,258	176,182	—

Cash and equivalents at end of year	$22,007,216	$7,660,258	$22,007,216

Supplemental Cash Flow Information
Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

Non-cash investing and financing activities:
Conversion of Canyon Resources funding into
common stock	$—	$—	$500,000

Conversion of founders debentures into
common stock	$—	$—	$50,000

The accompanying notes are an integral part of these consolidated financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

1.    Summary of Significant Accounting Policies

        Basis of Presentation.   Gold Resource Corporation (the “Company”) was organized under the laws of the State of Colorado on August 24, 1998. The Company has been engaged in the exploration for precious and base metals, primarily in Mexico, as an exploration stage company. It plans to develop mineral properties and ultimately become a producer of gold, silver, and base metals. The Company has not generated any revenues from operations. The consolidated financial statements included herein are expressed in United States dollars, the Company’s reporting currency.

        Basis of Consolidation.  The consolidated financial statements include the accounts of the Company and its wholly owned Mexican corporation subsidiaries, Don David Gold S.A. de C.V. and Golden Trump Resources S.A. de C.V. The expenditures of Don David Gold and Golden Trump Resources are generally incurred in Mexican pesos. Significant intercompany accounts and transactions have been eliminated.

         Estimates.  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include the identification and valuation of proven and probable reserves, treatment of exploration and development costs as either an asset or an expense, valuation of deferred tax assets, and the likelihood of loss contingencies. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary.

        Statements of Cash Flows.  The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

        Exploration and Development Costs.  Mineral property acquisition, exploration and related costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially minable property. If it has been determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and develop the property for production, may be capitalized. In addition, the Company may capitalize previously expensed acquisition and exploration costs if it is later determined that the property can economically be developed. Interest costs, if any, allocable to the cost of developing mining properties and to constructing new facilities would be capitalized until operations commence. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production would also be capitalized.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

        All such capitalized costs, and estimated future development costs, if any, will be amortized using the units-of-production method over the estimated life of the ore body. The units-of-production method requires an estimate of proven and probable reserves. Until we establish proven and probable reserves, we will generally not capitalize mining costs and will not report any amortization expense.

        Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. We evaluate, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

        Property and Equipment.   All items of property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations.

         Depreciation.    Depreciation of property and equipment is computed using straight-line methods over the estimated economic lives, as follows:

Trucks and autos	4 to 5 years
Office furniture and equipment	5 to 10 years
Computer hardware and software	3 years
Exploration equipment	6 to 8 years

        Property Retirement Obligation.   The Company follows SFAS 143, “Accounting for Asset Retirement Obligations.” SFAS 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has determined that it has no material property retirement obligations as of December 31, 2007.

        Stock Option Plans.   Effective January 1, 2006, the Company implemented SFAS 123, “Accounting for Stock-Based Compensation,” requiring the Company to provide compensation costs for the Company’s stock option plans determined in accordance with the fair value based method prescribed in SFAS 123, as amended. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provides for expense recognition over the service period, if any, of the stock option.

        Prior to January 1, 2006, the Company applied APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost was recognized for stock options issued to employees as the exercise price of the Company’s stock options granted equaled or exceeded the market price of the underlying common stock on the date of grant.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

        Per Share Amounts.   SFAS 128, “Earnings Per Share,” provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding during the period (28,645,038 for 2007 and 20,218,659 for 2006). Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. Potentially dilutive securities, such as common stock options, are excluded from the calculation when their effect would be anti-dilutive. For the period ended December 31, 2007, outstanding options to purchase 2,650,000 shares of common stock would have an anti-dilutive effect and were therefore excluded from the calculation.

        Income Taxes.   The Company accounts for income taxes under SFAS 109, “Accounting for Income Taxes”. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

        In accordance with FIN 48 (effective January 1, 2007) which clarifies SFAS 109, the Company recognizes in its financial statements the impact of any tax position that more than likely will be sustained in an examination, based on the technical merits of the position.

        Business Risks.   The Company continually reviews the mining and political risks it encounters in its operations. It mitigates the likelihood and potential severity of these risks through the application of high operating standards. The Company may be affected to various degrees by changes in environmental regulations, including those for future site restoration and reclamation costs. The Company’s business is subject to extensive licensing, permitting, governmental legislation, control and regulations. The Company endeavors to be in compliance with these regulations at all times.

        Fair Value of Financial Instruments.   SFAS 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments. FASB Statement No. 157, “Fair Value Measurements” (SFAS 157) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2007.

        The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, cash equivalents, refundable tax payments, accounts payable and accrued liabilities. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value, or they are receivable or payable on demand.

        Concentration of Credit Risk.   The Company’s operating cash balances are maintained in two primary financial institutions and periodically exceed federally insured limits. The Company believes that the financial strength of these institutions mitigates the underlying risk of loss. To date, these concentrations of credit risk have not had a significant impact on the Company’s financial position or results of operations.

        Foreign Operations.   The Company’s present activities are in Mexico. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, political action and political instability could impair the value of the Company’s investments.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

        Foreign Currency Translation.   The local currency, the Mexican peso, is the functional currency for the Company’s subsidiaries. Current assets and current liabilities are translated using the exchange rate in effect at the balance sheet date. Other assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a separate component of stockholders’ equity.

        Recent Pronouncements.   In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). Under this standard, an entity is required to provide additional information that will assist investors and other users of financial information to more easily understand the effect of the company’s choice to use fair value on its earnings. Further, the entity is required to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This standard does not eliminate the disclosure requirements about fair value measurements included in FAS 157 and FAS No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the requirements of FAS 159 and has not yet determined the impact on its financial statements.

        In December 2007 the FASB issued FAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). This statement replaces SFAS 141, Business Combinations. The statement provides guidance for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree. SFAS 141R provides for how the acquirer recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. The statement determines what information to disclose to enable users to be able to evaluate the nature and financial effects of the business combination. The provisions of SFAS 141R are effective as of January 1, 2009 and do not allow early adoption. Management is currently evaluating the impact of adopting this statement.

        In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), which becomes effective on January 1, 2009. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Management is currently evaluating the impact of adopting this statement.

        There were various other accounting standards and interpretations issued during 2007 and 2006, none of which are expected to a have a material impact on the Company’s consolidated financial position, operations or cash flows.

2.    Mineral Properties

        We currently have an interest in four properties, the El Aguila property, the Las Margaritas property, the El Rey property and the Solaga property. We lease claims comprising the El Aguila Project from an individual who serves as our consultant in Mexico and the Solaga property from an entity partially owned by our consultant in Mexico. We own mining concessions for the El Rey property, which are subject to a 2% royalty on production payable to this consultant. All of these properties are in the exploration stage and have no proven or probable reserves.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

        El Aguila and Las Margaritas.   Effective October 14, 2002, we leased a prospective gold/silver property comprised of three concessions, El Aguila, El Aire and La Tehuana, from Jose Perez Reynoso, a consultant to our company. The lease agreement is subject to a 4% net smelter return royalty where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form. Prior to 2007 we have made periodic advance royalty payments under the lease totaling $260,000 and no further advance royalty payments are due.

        El Rey.   We have acquired claims in another area of the Sierra Madre del Sur region of Mexico by filing concessions under the Mexican mining laws. The mineral concessions making up the El Rey property are located within the San Baltazar Chichicapam Ejido. During the year ended December 31, 2007, we spent $449,000 on exploratory drilling at El Rey.

        Solaga.    In February 2007 we leased a 100% interest in a property known as the Solaga property. The lease required us to pay $10,000 at the time of execution, perform $25,000 of work and grant the lessor a 4% net smelter return on any production. We have conducted no exploration on this property to date.

3.    Property and Equipment

        At December 31, 2007, property and equipment consisted of the following:

	2007	2006
Land	$152,522	$—
Trucks and autos	131,509	60,203
Office furniture and equipment	88,385	50,693
Exploration equipment	205,302	10,670

Subtotal	577,718	121,566
Accumulated depreciation	(72,767)	(25,287)

Total	$504,951	$96,279

4.    Income Taxes

        At December 31, 2007, the Company has tax loss carryforwards approximating $7,400,000 that expire at various dates through 2027. The principle difference between the net loss reported for book purposes and the taxable loss reported for tax purposes relates to the taxation of foreign subsidiaries. Secondly, stock based compensation expenses are generally deductible in different periods and in different amounts than the expense recognized for book purposes.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities at December 31, 2007 and 2006 are presented below:

	2007	2006
Deferred tax assets:
Net operating loss carryforward	$2,537,000	$1,972,000
Foreign losses	2,167,000	—
Stock based compensation	278,000	—

Total deferred tax assets	4,982,000	1,972,000
Valuation allowance	(4,982,000)	(1,972,000)

Net deferred tax asset	$—	$—

        At this time, the company is unable to determine if it will be able to benefit from its deferred tax asset. There are limitations on the utilization of net operating loss carryforwards, including a requirement that losses be offset against future taxable income, if any. In addition, there are limitations imposed by certain transactions which are deemed to be ownership changes. Accordingly, a valuation allowance has been established for the entire deferred tax asset. The change in the valuation allowance was approximately $2,616,000 during 2007.

        A reconciliation of the tax provision for 2007 and 2006 at statutory rates is comprised of the following components:

	2007	2006
Tax at statutory rates	$(2,746,000)	$(914,000)
Book to tax adjustments:
Stock and option grants	34,000	217,000
Valuation allowance	2,712,000	697,000

Tax provision	$—	$—

5.    Shareholders’ Equity (Deficit)

        Effective February 21, 2005, the Company declared and effected a 100% forward stock split where one additional share of common stock, par value $.001, was issued for each common share outstanding as of that date. All of the financial information in this report has been adjusted to reflect the effect of this two-for-one stock split and the increase in authorized shares.

        The Company was formed August 24, 1998 by William W. Reid and David C. Reid (the “Founders”). During 1998 and 1999, the Founders received 3,800,000 shares of common stock valued at $1,900 for administrative and organization expenses. The Company remained generally inactive through 1999.

        Commencing July 1, 2000, the Company and US Gold, a publicly traded Colorado corporation, entered into a management contract whereby US Gold provided general management of the business activities of the Company through December 31, 2001. Under this management contract, US Gold was issued 2,560,000 shares of common stock of the Company. The 2,560,000 shares were valued at $392,191 or approximately $.15 per share. Through this arrangement the Company benefited from experienced management without the need to raise cash funding for the related cost of such management and administration. The Company was, however, responsible for all additional funding needed.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

        During 2001, the Founders made convertible debenture loans to the Company of $50,000 and then converted $50,000 in convertible debentures into 200,000 shares of common stock of the Company at a conversion price of $.25 per share.

        In September 2001, the Company commenced the sale of its common shares under exemptions offered by federal and state securities regulations. During 2001, the Company sold 820,000 shares at $.25 per share (total $205,000).

        During 2002, the Company sold 392,000 shares at $.25 per share ($98,000) to various parties and 1,351,352 shares at approximately $.17 per share ($224,673) to an institutional investor, RMB International (Dublin) Limited (“RMB”).

        During 2003, the Company sold 577,000 shares at $.25 per share raising net proceeds of $144,250. Effective September 30, 2003, U.S. Gold acquired the RMB shares in exchange for U.S. Gold shares, and terminated the obligation of the Company to pay RMB approximately $25,327 in transaction costs, which was added back into paid-in-capital.

        During 2004, the Company sold 608,000 shares at $.25 per share raising net proceeds of $152,000. Also during 2004, the Company issued 1,200,000 shares at approximately $.42 per share to Canyon for $500,000 in repayment of a loan for funding of exploration cost at the El Aguila property. Also during 2004, the Company made a stock grant of 600,000 shares at $.25 per share or $150,000 to a consultant of the Company, Jose Perez Reynoso.

        Effective January 2, 2005, the Company made common stock awards to its two executive officers and a consultant of an aggregate 1,750,000 shares for services performed during 2004 and 2005. The shares were valued at $437,500 (or $0.25 per share) which was recorded as stock based compensation expense of $350,000 in 2004 and $87,500 in 2005. In this distribution of common stock, William W. Reid received 1,000,000 shares, David C. Reid received 500,000 shares and William F. Pass received 250,000 shares. Also effective January 2, 2005, a stock option agreement with William F. Pass covering 400,000 shares of common stock at exercise price of $.25 per share was reduced by 250,000 shares leaving 150,000 shares remaining subject to option.

        During 2005 an individual exercised stock options for 10,000 shares for $2,500. In June 2005, the Company issued 1,280,000 shares to U.S. Gold Corporation in satisfaction of $320,000 owed for a prior year management contract.

        During 2005, the Company sold 428,000 shares to individual investors for cash proceeds of $145,000 (276,000 shares at $0.25 per share and 152,000 shares at $0.50 per share).

        In addition, during July and August 2005, the Company closed transactions under a Subscription Agreement and Stock Purchase Option Agreement with Heemskirk Consolidated Limited (“Heemskirk”), an Australian global mining house, whereby Heemskirk purchased 2,000,000 shares of common stock of the Company at $0.50 per share. A finder’s fee of 140,000 shares was paid to a third party (resulting in a net value of $0.47 per share). Heemskirk had previously purchased (in April, 2005) 150,000 shares of common stock at $0.50 per share and the Company had paid a finder’s fee of 10,500 shares. The Company agreed to give Heemskirk a first right of offer for any financings, including sale of equity, the Company may pursue, subject to the prior rights of Canyon discussed above. In a similar transaction during August 2005, the Company sold 400,000 shares to another investor raising $200,000 and paid a finder’s fee to a third party of 28,000 shares. These transactions resulted in the issuance of 2,728,500 shares for net cash proceeds of $1,275,000 ($0.47 per share).

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

        During 2006, the Company sold 4,600,000 shares of common stock at $1.00 per share in a public offering under a Form SB-2 registration statement that was declared effective on May 15, 2006. The Company received cash proceeds of $4,351,200 (net of finders’ fees of $248,800).

        During 2006, the Company completed a private placement of 4,322,000 shares of common stock at $1.20 per share, and received net cash proceeds of $4,928,700, after deducting finders’ fees of $257,700. The Company also issued 257,700 shares of common stock as finders’ fees in connection with this private placement.

        During 2006, the Company received cash proceeds of $60,000 pursuant to the exercise of options to purchase 240,000 shares at $0.25 per share.

        In May, 2006, the Company made a common stock award of 100,000 shares to a director. These shares were valued at $100,000. In December, 2006, the Company made a common stock award of 35,000 shares to two employees. These shares were valued at $59,850. In October, 2006, the Company issued 250,000 shares of restricted common stock in exchange for investor relations services. These shares were valued at $275,000.

        Pursuant to a contract effective November 1, 2006, the Company agreed to issue shares of common stock to a consultant performing investor relations work on its behalf. The 30,000 shares issued in November 2006 were valued at $1.50 per share, or $45,000. The 30,000 shares issued in February 2007 were valued at $2.428 per share, or $72,840. The 30,000 shares issued in May 2007 were valued at $3.39 per share or $101,670. In November, 2007, 30,000 shares were issued at a value of $4.14 per share or $124,200, and 20,000 shares were issued at a value of $4.235 per share or $84,703. The Company agreed to issue an additional 10,000 shares for services performed during December 2007 valued at $4.375 per share or $43,745.

        On May 1, 2007, the Company entered into an investor relations contract for international investors that required the issuance of 50,000 shares of restricted common stock during the second quarter of 2007. These shares were valued at fair market value of $148,500.

        On October 2, 2007, the Company agreed to issue 15,000 shares of common stock for consulting services performed in Mexico. These shares were valued at $3.68 per share or $55,200 and were recorded as stock compensation during the year ended December 31, 2007.

        On December 5, 2007, the Company completed the sale of 5,558,500 shares of common stock in a private placement for a price of $4.00 per share, for aggregate gross proceeds of $22,234,000. The sales were made pursuant to a subscription agreement between the Company and each subscriber. In connection with the private placement, the Company agreed to pay finders’ fees of $522, 000 cash and 263,900 shares of common stock.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

        The Company may continue to raise capital through the sale of its common shares and may also seek other funding or corporate transactions to achieve its business objectives.

        As of December 31, 2007, the Founders beneficially own a total of 7,264,845 shares (excluding options), or approximately 21% of the outstanding shares.

        The Company has a non-qualified stock option and stock grant plan under which stock options and stock grants may be granted to key employees, directors and others (the “Plan”). Options to purchase shares under the Plan must be granted at fair value as of the date of the grant. A total of 6,000,000 common shares have been reserved under the Plan.

        Effective January 1, 2006, the Company implemented the rules of SFAS 123(R), “Accounting for Stock-Based Compensation,” which requires the Company to expense as compensation the value of grants and options under the Plan as determined in accordance with the fair value based method prescribed in SFAS 123(R). The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

        During the year ended December 31, 2006, stock options were granted to purchase 1,200,000 shares of common stock. Grants covering 1,100,000 shares were issued to an employee and a director at an exercise price of $1.00 and a term of thirty-three months. All options vested in 2006. Stock option compensation expense of $141,350 was calculated based upon a fair value calculation using the following assumptions: expected life of 2.75 years, stock price of $1.00 at date of grant, dividend yield of 0%, and interest rate of 5%. Grants covering 100,000 shares were issued to a service provider with an exercise price of $1.00 per share and a term of twenty-four months. Options covering 50,000 shares vested in 2006 and options covering 50,000 shares vested in 2007. Stock option compensation expense of $21,440 was calculated based upon a fair value calculation using the following assumptions: expected life of two years, stock price of $1.00 at date of grant, dividend yield of 0%, and interest rate of 5%. The total cost of the 1,200,000 options issued during 2006 was $163,340. The expense allocated to 2006 was $147,050 and the expense allocated to 2007 was $16,290.

        During the year ended December 31, 2007, stock options were granted to a public relations consultant to purchase 50,000 shares of common stock at an exercise price of $3.68 per share and a term of two years and a vesting period during 2007. Stock option compensation expense of $83,192 was calculated based upon a fair value calculation using the following assumptions: expected life of two years, stock price of $3.68 at date of grant, dividend yield of 0%, and interest rate of 4%.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

	2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,600,000	$0.60	1,640,000	$0.25
Granted	50,000	$3.68	1,200,000	$1.00
Terminated	—	—	—	—
Exercised	—	—	(240,000)	0.25

Outstanding, end of year	2,650,000	$0.65	2,600,000	$0.60

Options exercisable, end of year	2,650,000	$0.65	2,550,000	$0.59

Weighted Average Fair Value of Options		$1.66		$0.13

6.    Rental Expense and Commitments and Contingencies

        Effective October 1, 2005, the Company entered into a 3 year lease on office space in Denver, Colorado. Required payments approximate $1,500 per month. Remaining minimum lease obligations for future calendar years will be $13,400 in 2008. Rent expense for 2007 was $27,000.

        Effective January 1, 2006, the Company entered into employment agreements with its executive officers which extend for a three-year term. Pursuant to the terms of those agreements, William Reid’s annual salary is $240,000 and David Reid’s annual salary is $170,000. Each individual also participates in health and other insurance programs maintained by the Company. The employment agreements are automatically renewable for one-year terms unless either party gives notice to the other that they do not wish to renew the agreement, not less than 120 days prior to expiration.

        Pursuant to the terms of the employment agreements, the employee would be entitled to certain payments in the event his employment is terminated under certain circumstances. If the Company terminates the agreement without cause, or either executive officer terminates the agreement “with good reason,” the Company would be obligated to pay two years of compensation in accordance with its regular pay periods. Termination by an executive officer with good reason includes a change in control.

7.    Related Party Transactions

US Gold—

        Effective July 1, 2000, the Company and US Gold entered into a management contract whereby US Gold provided general management of the business activities of the Company through December 31, 2001 in exchange for 2,560,000 shares of common stock of the Company valued at $392,191 or approximately $.15 per share, representing the actual allocated internal costs recorded by US Gold in its performance of the contract. Effective January 1, 2002, the Company and US Gold entered into a second Management Contract with a duration of one year (the “2002 Management Contract”). Under the 2002 Management Contract, US Gold provided general management of the business activities of the Company through December 31, 2002 in exchange for payment of $30,000 per month to US Gold. The Company paid US Gold $30,000 under the 2002 Management Contract and owed US Gold $330,000 at December 31, 2004. In June 2005, the Company paid $10,000 and issued 1,280,000 shares to US Gold Corporation in satisfaction of $320,000 owed.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

        In July 2005, in connection with a change in control of US Gold, the employment agreements of Messrs. William Reid, David Reid and William Pass with that entity were terminated. In partial payment of the obligations of US Gold under those agreements, that entity transferred all its shares in the company to the two former US Gold employees and Mr. Pass and US Gold no longer owns an interest in our Company

Jose Perez Reynoso—

        The Company has certain contractual business arrangements with Jose Perez Reynoso, a Mexican national and consultant to the Company. Mr. Reynoso has been retained as a full-time consultant to the Company at $7,000 per month through November 2006, $9,000 per month effective December 2006, and $10,000 per month effective August 2007 under a month-to-month arrangement. The Company also leased the El Aguila Property from Mr. Reynoso under terms which required advance royalty payments to Mr. Reynoso aggregating $260,000.

8.    Subsequent Events

        Effective January 13, 2008 the Company agreed to issue 10,000 restricted shares of common stock for investor relations consulting services performed during January 2008. The 10,000 shares were valued at $42,470 ($4.247 per share).

        On January 15, 2008, a Director of the Company exercised options to purchase 50,000 shares of the Company’s common stock at the exercise price of $1.00 per share.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

	Page
Prospectus Summary	1	7,293,407 Shares
Risk Factors	4
Business and Properties	11	GOLD RESOURCE CORPORATION
Market For Common stock and Related Stockholder Information	19
Management's Discussion and Analysis or Plan of Operation	20	Common Stock
Management	27
Security Ownership of Certain Beneficial Owners and Management	33	______________
Selling Shareholders	34
Plan of Distribution	36
Description of Capital Stock	37	PROSPECTUS
Shares Eligible For Future Sale	39
Where You Can Find More Information	39
Legal Matters	40	______________
Experts	40
Financial Statements	F-1	_______, 2008
About This Prospectus	Back Cover

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Included in the prospectus.

Item 25. Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the issuance and distribution of the securities being registered except selling discounts and commissions of the selling shareholders. The following table sets forth expenses and costs related to this offering (other than underwriting discounts and commissions) expected to be incurred with the issuance and distribution of the securities described in this registration statement.

SEC registration fee	$1,703.73
Legal fees	40,000.00
Accounting fees	10,000.00
Blue Sky filing fees and expenses	500.00
Printing and engraving expenses	500.00
Transfer Agent fees and expenses	1,000.00
Miscellaneous	6,296.27

Total	$60,000.00

Item 26. RECENT SALES OF UNREGISTERED SECURITIES.

During the preceding three years, we have issued an aggregate of 11,120,600 shares of our common stock and 2,200,000 options without registering those securities under the Securities Act. The following information describes the transactions in which those securities were issued.

On three separate occasions in 2005, we issued as a finder’s fee to Declan Costelloe for services rendered in connection with locating two investors in the placements described in the immediately preceding paragraph. Those issuances equaled 10,500, 42,000 and 126,000 shares.

On May 30, 2006, we granted 100,000 shares of common stock to a director of our company valued at $100,000, or $1.00 per share. Additionally, we granted a total of 1,100,000 options to acquire common stock to the director and a new employee of the company. All of these options and the shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

On October 12, 2006, we issued 250,000 shares of our common stock to Tara Capital Ventures for services rendered to our company valued at $250,000, or $1.00 per share. We also granted options to acquire 50,000 shares of common stock for $1.00 per share to a public relations consultant. We relied on the exemption provided by Section 4(2) of the Securities Act for each of these transactions.

Between November 2006 and November 2007 we issued an aggregate of 140,000 shares of our common stock to a consultant performing investor relations work on our behalf. The 30,000 shares issued in November 2006 were valued at $1.45 per share, or $43,500. The 30,000 shares issued in February 2007 were valued at $2.428 per share, or $72,840, the 30,000 shares issued in May 2007 were valued at $3.39 or $101,670 and of the 50,000 shares issued in November 2007, 30,000 shares were valued at $4.14 or $124,200, 10,000 shares were valued at $4.20 or $42,000, and 10,000 shares would be valued at $4.59 per share based on the closing price of our common stock on the date of issuance. We relied on the exemption provided by Section 4(2) of the Securities Act.

On December 7, 2006, we sold an aggregate of 4,322,000 shares of our common stock to subscribers in a private placement at a price of $1.20 per share, for gross proceeds of $5,186,400. We paid aggregate finder’s fees of $257,700 and 257,700 shares of common stock to certain finders in connection with the private placement. We relied on the exemption from registration provided by Regulation 506 of Regulation D for sales made in the United States and Rule 903 of Regulation S in connection with sales outside the United States. Each U.S. investor was an “accredited investor” within the meaning of Rule 501. Further, we did not engage in any general solicitation or advertising in connection with the offering and exercised reasonable care to ensure that the purchasers were not underwriters, including the placement of legends restricting transfer on certificates representing the securities. The remainder of the shares were sold to persons who were not in the United States at the time of purchase or who were not “U.S. persons” as defined in Rule 902. We did not engage in any directed selling efforts in the United States in connection with the offering and placed legends on certificates representing the common stock restricting transfer in accordance with Regulation S.

In May 2007, we issued 50,000 shares of our common stock to a consultant for international investor relations services rendered to our company valued at $2.97, or $148,500 per share. We relied on the exemption provided by Section 4(2) of the Securities Act.

On October 2, 2007, we granted 50,000 options to purchase our common stock for $3.68 per share to a public relations consultant which are exercisable until October 2, 2009. We relied on the exemption provided by Section 4(2) of the Securities Act.

On December 5, 2007, we completed the sale of 5,558,500 shares of our common stock in a private placement for a price of $4.00 per share, for aggregate gross proceeds of $22,234,000. The sales were made pursuant to a subscription agreement between the company and each subscriber. In connection with the private placement, we agreed to pay finders’ fees in certain instances in connection with the placement in an amount up to 5% of the gross proceeds in cash and 5% of the number of shares placed in the offering. As a result we incurred aggregate finders’ fees of approximately $502,000 cash and 263,900 shares of our common stock. We relied on the exemption from registration provided by Regulation 506 of Regulation D for sales made in the United States and Rule 903 of Regulation S in connection with sales outside the United States. Each U.S. investor was an “accredited investor” within the meaning of Rule 501. Further, we did not engage in any general solicitation or advertising in connection with the offering and exercised reasonable care in to ensure that the purchasers were not underwriters, including the placement of legends restricting transfer on certificates representing the securities. The remaining shares were sold to persons who were not in the United States at the time of purchase or who were not “U.S. persons” as defined in Rule 902. We did not engage in any directed selling efforts in the United States in connection with the offering and placed legends on certificates representing the common stock restricting transfer in accordance with Regulation S.

On February 22, 2008 we issued 1,000,000 options to acquire common stock to our executive officers and directors. All of these options and the shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

In each transaction where we relied on Rule 504 or 506, we did not engage in any general solicitation or advertising. In each case, the subscriber was provided with a subscription agreement detailing the restrictions on transfer of the shares. Further, stop transfer restrictions were placed on each of the certificates issued in connection with the offering. In each of the offerings conducted pursuant to Rule 504, the offering price for the securities did not exceed $1 million during the twelve months before the start of and during that offering. In the offering conducted pursuant to Rule 506, each purchaser was reasonably believed to be an “accredited investor” under Rule 501 of the Securities Act.

In each case where we relied on the exemption provided by Section 4(2) of the Securities Act, we had a preexisting relationship with the investor and the offering was made to a very limited number of individuals or entities. We also took steps to insure that the investors had available the same type of information that would be included in a registration statement. Finally, each of certificates representing shares issued pursuant to that exemption has been inscribed by the restrictive legend required by Rule 144.

Item 27.	EXHIBITS

The following exhibits are filed with, or incorporated by reference in, this registration statement:

3.1

Articles of Incorporation of the Company as filed with the Colorado Secretary of State on August 24, 1998 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.1, File No. 333-129321).

3.1.1

Articles of Amendment to the Articles of Incorporation as filed with the Colorado Secretary of State on September 16, 2005 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.1.1, File No. 333-129321).

3.2	Bylaws of the Company dated August 28, 1998 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.2, File No. 333-129321).

4	Specimen stock certificate (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 4, File No. 333-129321).

5	Opinion on Legality.

10.1

Exploitation and Exploration Agreement between the Company and Jose Perez Reynoso dated October 14, 2002 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.1, File No. 333-129321).

10.2	Non-Qualified Stock Option and Stock Grant Plan (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.2, File No. 333-129321).

10.3	Form of Stock Option Agreement (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.3, File No. 333-129321).

10.4	Lease Agreement dated September 2005 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.4, File No. 333-129321).

10.5

Agreement dated July 28, 2003 between the Company and Canyon Resources Corporation (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.5, File No. 333-129321).

10.6

Agreement dated August 2, 2005 between the Company and Heemskirk Consolidated Limited (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.6, File No. 333-129321).

10.7

Agreement dated August 15, 2005 by and between the Company and Heemskirk Consolidated Limited (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.7, File No. 333-129321).

10.8

Employment Agreement between the Company and William W. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 10.8, File No. 333-129321).

10.9

Employment Agreement between the Company and David C. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 10.9, File No. 333-129321).

10.10	Promissory Note in favor of David C. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on May 1, 2006, Exhibit 10.10, File No. 333-129321).

10.11	Promissory Note in favor of William W. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on May 1, 2006, Exhibit 10.11, File No. 333-129321).

10.12

Form of Subscription Agreement between the Company and investors in the November 2006 private placement (incorporated by reference from our report on Form 8-K dated December 7, 2006, Exhibit 10.1, File No. 333-129321).

10.13

Form of Subscription Agreement between the Company and investors in the December 2007 private placement (incorporated by reference from our report on Form 8-K dated December 5, 2007, Exhibit 10.1, File No. 333-129321).

21	Subsidiaries of the Company (incorporated by reference from our amended registration statement on Form SB-2/A filed on January 20, 2006, Exhibit 21, File No. 333-129321).

*23.1	Consent of Stark Winter Schenkein & Co., LLP.

23.2	Consent of Dufford & Brown, P.C. (included in Exhibit 5).

24	Power of Attorney (included on signature page).

*	Filed herewith.

Item 28.	UNDERTAKINGS.

The undersigned registrant hereby undertakes that it will:

1.	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

	i.	Include any prospectus required by section 10(a)(3) of the Securities Act;

ii.

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

	iii.	Include any additional or changed material information on the plan of distribution.

2.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.	For determining liability of the undersigned registrant under the Securities Act to any purchaser:

i.

That each prospectus filed by the undersigned pursuant to Rule 424(b)(3) shall be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

iii.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

          In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorize this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on this 17th day of July, 2008.

GOLD RESOURCE CORPORATION (Registrant)

/s/ William W. Reid

By: William W. Reid
President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacity and on the dates stated.

/s/ William W. Reid	President,	July 17, 2008
Chief Executive Officer and
William W. Reid	Chairman of the Board

/s/ William W. Reid, as attorney-in-fact	Principal Financial and	July 17, 2008
Accounting Officer
Frank L. Jennings

/s/ William W. Reid, as attorney-in-fact	Director	July 17, 2008

Bill M. Conrad

EXHIBIT INDEX

The following Exhibits are filed or incorporated by reference as part of this post-effective amendment to the registration statement on Form S-1.

3.1

Articles of Incorporation of the Company as filed with the Colorado Secretary of State on August 24, 1998 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.1, File No. 333-129321).

3.1.1

Articles of Amendment to the Articles of Incorporation as filed with the Colorado Secretary of State on September 16, 2005 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.1.1, File No. 333-129321).

3.2	Bylaws of the Company dated August 28, 1998 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 3.2, File No. 333-129321).

4	Specimen stock certificate (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 4, File No. 333-129321).

5	Opinion on Legality.

10.1

Exploitation and Exploration Agreement between the Company and Jose Perez Reynoso dated October 14, 2002 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.1, File No. 333-129321).

10.2	Non-Qualified Stock Option and Stock Grant Plan (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.2, File No. 333-129321).

10.3	Form of Stock Option Agreement (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.3, File No. 333-129321).

10.4	Lease Agreement dated September 2005 (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.4, File No. 333-129321).

10.5

Agreement dated July 28, 2003 between the Company and Canyon Resources Corporation (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.5, File No. 333-129321).

10.6

Agreement dated August 2, 2005 between the Company and Heemskirk Consolidated Limited (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.6, File No. 333-129321).

10.7

Agreement dated August 15, 2005 by and between the Company and Heemskirk Consolidated Limited (incorporated by reference from our registration statement on Form SB-2 filed on October 28, 2005, Exhibit 10.7, File No. 333-129321).

10.8

Employment Agreement between the Company and William W. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 10.8, File No. 333-129321).

10.9

Employment Agreement between the Company and David C. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on March 27, 2006, Exhibit 10.9, File No. 333-129321).

10.10	Promissory Note in favor of David C. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on May 1, 2006, Exhibit 10.10, File No. 333-129321).

10.11	Promissory Note in favor of William W. Reid (incorporated by reference from our amended registration statement on Form SB-2/A filed on May 1, 2006, Exhibit 10.11, File No. 333-129321).

10.12

Form of Subscription Agreement between the Company and investors in the November 2006 private placement (incorporated by reference from our report on Form 8-K dated December 7, 2006, Exhibit 10.1, File No. 333-129321).

10.13

Form of Subscription Agreement between the Company and investors in the December 2007 private placement (incorporated by reference from our report on Form 8-K dated December 5, 2007, Exhibit 10.1, File No. 333-129321).

21	Subsidiaries of the Company (incorporated by reference from our amended registration statement on Form SB-2/A filed on January 20, 2006, Exhibit 21, File No. 333-129321).

*23.1	Consent of Stark Winter Schenkein & Co., LLP.

23.2	Consent of Dufford & Brown, P.C. (included in Exhibit 5).

24	Power of Attorney (included on signature page).

*	Filed herewith.